
07024135

Deutsche Lufthansa Aktiengesellschaft
Flughafen-Bereich West, 60546 Frankfurt/Main

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Office of International Corporate Finance
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U.S.A.

FRA IR, nr
15 May 2007


SEC MAIL PROCESSING
RECEIVED
MAY 29 2007
WASH, D.C.
186
SECTION

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Frank Hülsmann

Enclosures

PROCESSED
JUN 08 2007
THOMSON
FINANCIAL

Deutsche Lufthansa Aktiengesellschaft
Flughafen-Bereich West, 60546 Frankfurt/M.

Mitglied der IATA/Member of IATA
Telefon/Telephone (069) 69 60
Telex 411763
Telefax (069) 696 30 02

Deutsche Bank AG Köln
Kto. Nr. 106 141 500
BLZ 370 700 60
IBAN DE95 3707 0060 0106 1415 00
SWIFT-address DEUT DE DK
Dresdner Bank AG Köln
Kto. Nr. 980 914 400
BLZ 370 800 40
IBAN DE37 3708 0040 0980 9144 00
SWIFT-address DRES DE FF 370
Citibank N.A. New York
(nur USD-Zahlungen)
BLZ 021000089
Kto. Nr. 40562892
SWIFT-address CITI US 33

USt-ID-Nr. DE 122 652 565

Sitz der Gesellschaft/Corporate Headquarters:
Deutsche Lufthansa Aktiengesellschaft, Köln
Registereintragung/Registration:
Amtsgericht Köln HR B 2168.

Vorsitzender des Aufsichtsrats/
Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber

Vorstand / Executive Board:
Wolfgang Mayrhuber (Vorsitzender/Chairman),
Stephan Gemkow,
Stefan Lauer

ISSUER	FILE NO.
Deutsche Lufthansa AG	32- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

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1st Interim Report
January – March 2007





4.7bn

EUR revenue

36m

EUR operating result

554m

EUR net profit for the period

Lufthansa Group overview

Key data*				
		January – March 2007	January – March 2006	**Change in %**
Revenue and Result				
Revenue	€m	4,696	4,446	5.6
- of which traffic revenue	€m	3,568	3,364	6.1
Operating result	€m	36	– 75	–
EBIT	€m	161	– 10	–
EBITDA	€m	436	250	74.4
Net profit/loss for the period	€m	554	– 98	–
Key balance sheet and cash flow statement figures				
Total assets	€m	21,014	19,227	9.3
Equity ratio	%	26.4	23.3	3.1pp
Net liquidity**	€m	162	74	118.9
Cash flow from operating activities	€m	529	290	82.4
Capital expenditure	€m	470	612	– 23.2
Key profitability and value creation figures				
Operating margin	%	0.8	– 1.7	2.5pp
EBIT margin	%	3.4	– 0.2	3.6pp
EBITDA margin	%	9.3	5.6	3.7pp
The Lufthansa share				
Share price at quarter end	€	20.33	14.77	37.6
Earnings per share	€	1.21	– 0.21	–
Traffic figures				
Passengers	thousands	12,329	11,412	8.0
Freight/mail	thousand tonnes	427	410	4.1
Passenger load factor	%	74.5	71.9	2.6pp
Cargo load factor	%	69.1	68.3	0.8pp
Available tonne-kilometres	millions	6,382	6,114	4.4
Revenue tonne-kilometres	millions	4,605	4,315	6.7
Overall load factor	%	72.2	70.6	1.6pp
Number of flights		163,047	156,437	4.2
Employees				
Employees as of 31 March	number	95,696	92,616	3.3

* Due to changes in the group of consolidated companies the comparability of the figures with those of the previous year is limited to some extend.

** Long-term securities serving as liquidity reserves and cashable at short notice have been included in the calculation of net liquidity.

The interim report at 31 March 2007 was prepared in accordance with the rules of IAS 34, taking into account the standards applicable since 1 January 2007.

Date of disclosure: 26 April 2007

Contents

Dear Shareholders,

Lufthansa is on a growth track – as is the global economy, which has been growing for nearly four years. All the indicators show that the upswing in the airline industry is set to continue. Lufthansa is still gaining altitude. Not only did traffic volume increase substantially, the operating result also improved further. For the first time after four years a positive operating result was recorded for the first quarter at EUR 36m. Net profit for the period improved by EUR 652m to EUR 554m. This includes a gain of EUR 499m from the sale of the Thomas Cook stake.

The share

Stock markets developed unevenly in the first quarter. The upward trend in the German stock index DAX was interrupted by two major corrections. Overall the DAX managed a climb of 4.9 per cent, however, reaching 6,917 points at the end of March.

Lufthansa's share price trend in the first quarter of 2007 compared with the German DAX


in %
110
100
90
O Lufthansa
● DAX
31.12. 5.1. 12.1. 19.1. 26.1 2.2. 9.2. 16.2. 23.2. 2.3. 9.3. 16.3. 23.3. 30.3.
2006 2007

The Lufthansa share dropped by 2.5 per cent, however, and was quoted at EUR 20.33 on 30 March. But analysts continue to rate Lufthansa stock positive. Over half have given a 'buy' recommendation and none of the 20 analysts have recommended selling. Target prices currently range from EUR 21 to EUR 26.

On 31 March 55.9 per cent of Lufthansa's share capital was held by German shareholders. Shareholders from the US held 15.5 per cent and those in the UK 13.5 per cent. 24.0 per cent of common stock was held by private individuals and 76.0 per cent held or managed by institutional investors.

Significant events in the first quarter

On 17 February Lufthansa and the trade union ver.di agreed on a new wage settlement for ground staff. The agreement is to run for 17 months until the end of May 2008. From May 2007 the basic salary will rise by 3.4 per cent. A one-off payment of EUR 525 will be paid for the period January to April. Staff will also receive a profit-linked payment. In addition, the crisis agreement signed in 2004 was extended, which allows the Company to adjust staff capacities flexibly under certain defined economic conditions.

On 7 March Lufthansa's Supervisory Board approved the sale of the stake in Thomas Cook. The EU competition authorities gave their approval on 26 March, bringing the agreement signed with KarstadtQuelle AG in December 2006 into effect. Under the terms of this agreement Lufthansa will increase its stake in Condor Flugdienst GmbH from the 10.0 per cent held previously to 24.9 per cent and will take over Condor's holding in SunExpress, subject to the approval by the anti-trust authorities.

Lufthansa received numerous awards for its corporate policy during the course of the reporting period. The Company won the "Talent Inside" award from the "Potenzial Frankfurt Rhein Main" initiative and was honoured with several prizes by the readers of the business travel magazine "Business Traveller Deutschland". Once again the Lufthansa School of Business won an award for its "Corporate University" and Lufthansa again received a trophy from the Armbrust Aviation group for the best fuel management in the airline industry.

Changes in management

There were no changes to the management in the last quarter.

Economic settings

Global economic expansion is now in its fourth successive year. The drive is provided primarily by the Asian countries, but the economic climate has brightened appreciably in Europe too. In Germany the upswing is sustained in equal measure by domestic demand and export business. The global economy is expected to grow at 3.4 per cent and the euro zone at 2.4 per cent for the full year.

Risks are likely to come from volatile raw material prices, geopolitical tensions and a possible sharper economic downturn in the United States. Volatility on the oil markets is less severe than last year. The average price for a barrel (159 litres) of Brent crude oil was USD 59 (previous year: USD 63).

The global economic upswing has also quickened airline traffic. In the first two months of the year passenger traffic increased by 6.5 per cent and cargo traffic by 2.6 per cent year on year according to IATA information. For the full year 2007 the industry is anticipating growth of between 6 and 7 per cent in passenger traffic and 5 per cent for freight traffic.

Standards used and changes in the group of consolidated companies

The present interim report as at 31 March 2007 was prepared in accordance with IAS 34. In preparing the interim financial statements the standards and interpretations applicable from 1 January 2007 have been applied. Otherwise the same accounting methods were applied as for the consolidated financial statements for 2006.

Compared to 31 March 2006 the group of consolidated companies was expanded to include in particular Aerococina S.A. de C.V., which was majoritarily acquired in the fourth quarter 2006 and LSG Sky Chefs Birmingham Ltd., in which a majority was acquired in early January 2007. Two new companies were consolidated in the Passenger Transportation segment, four in the Catering segment and seven in the segment Service and Financial Companies. Eight special purpose entities were removed from the group of consolidated companies in the Passenger Transportation segment, three in the Logistics segment, twelve in the Catering segment and five in the segment Service and Financial Companies. Further details are provided on Page 20 of this report and in the respective segment reporting.

Course of business

Lufthansa Group traffic rose considerably in the first quarter 2007. Lufthansa Passenger Airlines and Lufthansa Cargo expanded their capacity measured in tonne-kilometres by a total of 4.4 per cent. At the same time sales

increased by 6.7 per cent. So the overall load factor was boosted by 1.6 per cent to 72.2 per cent.

Between January and March Lufthansa Passenger Airlines carried 13.3 million passengers, 8.0 per cent more than last year. Capacity grew by 4.6 per cent and sales by 8.5 per cent, enabling an improvement in the passenger load factor of 2.6 percentage points to 74.5 per cent.

Volumes increased in the cargo business by 4.1 per cent to 427,000 tonnes. Sales rose faster (4.5 per cent) than capacity (+3.2 per cent), resulting in an increase in the cargo load factor of 0.8 per cent to 69.1 per cent.

Income

Group traffic revenue rose by 6.1 per cent in the first quarter to EUR 3.6bn. The Passenger Transportation segment showed an increase of 8.5 per cent with a significant expansion of capacity and stable average yields. However, traffic revenue in the Logistics segment was down by 4.2 per cent.

Other revenue improved by 4.3 per cent to EUR 1.1bn. The MRO business segment accounts for EUR 527m (+3.5 per cent) and Catering for EUR 426m (+4.2m). Total revenue increased to EUR 4.7bn, a rise of 5.6 per cent year on year.

Operating income in total climbed by 6.0 per cent to EUR 5.1bn.

Expenses

Operating expenses in contrast increased underproportionally by 3.8 per cent to EUR 5.0bn, of which EUR 2.5bn were due to the cost of materials and services alone (+4.6 per cent). The increase was particularly influenced by 2.7 per cent higher fees (EUR 686m) due to increased traffic. MRO expenses went up by 24.0 per cent to EUR 207m, as the first quarter was increasingly used for maintenance events. EUR 752m were spent on fuel, 0.1 per cent more than last year. The hedging result was EUR –8m in the first quarter. The Group systematically hedges the fuel requirement for the next 24 months against price fluctuations. The aim is to reduce volatility and allow better planning. As hedges are made on a monthly basis, temporary negative effects are accepted in the case of declining oil prices as part of the overall hedging strategy.

Staff costs went up by 1.7 per cent to EUR 1.3bn. On 31 March 2007 the Group employed 95,696 staff, 3.3 per cent more than last year. Adjusted for changes in the group of consolidated companies the employee figure would have been 2.4 per cent higher year on year.

Depreciation and amortisation rose by 5.9 per cent to EUR 269m.

Result

Lufthansa Group is able to report substantial improvements in results at all levels.

The result from operating activities was up by EUR 102m to EUR 56m. The operating result adjusted for extraordinary items also rose substantially by EUR 111m to EUR 36m. EBIT (earnings before interest and taxes), which includes the results of equity investments, even went up to EUR 161m (previous year: EUR –10m). The net profit for the Group amounts to EUR 554m (EUR +652m). This includes a gain of EUR 499m on the sale of the Thomas Cook stake to KarstadtQuelle.

Reconciliation of results				
	January–March 2007		January–March 2006	
in €m	Income statement	Reconciliation with operating result	Income statement	Reconciliation with operating result
Revenue	**4,696**		**4,446**	
Changes in stocks	49		34	
Other operating income	320		299	
- of which book gains from financial investments		– 10		– 5
- of which earnings from write-back of provisions		– 9		– 25
- of which write-ups on capital assets		– 5		– 1
- of which period-end exchange rate or non-current financial liabilities		– 6		–3
Total operating income	**5,065**	**– 30**	**4,779**	**– 34**
Cost of materials and services	– 2,502		– 2,392	
Staff costs	– 1,273		– 1,252	
- of which length of service costs to be offset retroactively		–		–
Depreciation	– 269		– 254	
- of which impairments		–		–
Other operating expenses	– 965		– 927	
- of which expenses incurred from book losses and financial investments		4		5
- of which period-end valuation of non-current financial liabilities		6		0*
- of which provision for onerous contract		–		–
Total operating expenses	**– 5,009**	**10**	**– 4,825**	**5**
Profit from operating activities	**56**		**– 46**	
Balance from reconciliation with operating result		– 20		– 29
Operating result		**36**		**– 75**
Income from subsidiaries, joint ventures & associates	91		27**	
Other financial items	14		9	
EBIT	**161**		**– 10****	
Write-downs (on operating result)	269		254	
Write-downs on financial investments (incl. at-equity)	6		6	
EBITDA	**436**		**250****	

* Rounded below EUR 1m.
** Previous year adjusted for Thomas Cook.

Financial position

At the end of the first quarter 2007 total Group assets went up by EUR 1.6bn compared to year-end 2006 to EUR 21.0bn. This substantial increase is also due to the recognition of a receivable for EUR 880m from the disposal of the Thomas Cook stake. As the transaction was only closed on 2 April, the carrying amount for the stake in Thomas Cook is still reported as asset held for sale at 31 March 2007, as it was at year-end 2006. For this reason, and also due to seasonal and billing factors, current receivables increased by EUR 1.2bn whilst liquid funds remained at their year-end level. Non-current assets rose by EUR 340m to EUR 13.3bn, of which aircraft account for a rise of EUR 137m to EUR 7.5bn. This represents a decrease in non-current assets as a percentage of total assets from 66.6 per cent at year-end to 63.3 per cent at the end of the quarter.

Shareholders' equity (including minority interests) grew by EUR 639m compared to year-end 2006 and now amounts to EUR 5.5bn. This growth is largely due to the high net profit for the period of EUR 554m. Minority interests also went up by EUR 39m, which is primarily due to the pro rata result at SWISS of EUR 37m attributable under the equity method to third parties.

The equity ratio increased to 26.4 per cent compared with 25.2 per cent at year-end 2006.

At 31 March 2007 net liquidity – including long-term liquidity reserves of EUR 546m – amounted to EUR 162m, compared with EUR 101m at year-end 2006. Gearing including retirement benefit obligations stands at 67.3 per cent (year-end 2006: 75.7 per cent).

Cash flow and capital expenditure

Operating cash flow of EUR 529m (previous year: EUR 290m) was generated in the first three months of the financial year 2007. The improvement is mainly due to the better result and a positive development in working capital. Gross capital expenditure amounted to EUR 470m in total, of which final payments for three Airbus A340 and two Airbus A319, as well as aircraft overhauls and initial payments for aircraft accounted for EUR 357m. EUR 43m were invested in financial assets, of which EUR 18m in equity investments. In addition to this capital expenditure a further EUR 92m were invested in current securities. The necessary liquidity was partly financed by interest and dividend income and by asset disposals, so that net cash used in investing activities and cash investments amounted to EUR 502m (previous year: EUR 127m). EUR 112m (previous year: EUR 842m) were required for financing activities, i.e. scheduled debt repayments, dividend payments to minority interests and current interest payments so that cash and cash equivalents dropped by EUR 85m (previous year: EUR 679m). The internal financing ratio was 112.6 per cent for the last quarter, compared with 47.4 per cent for the same period last year.

Group fleet
Number of commercial aircraft as at 31.3.2007

Manufacturer/Type								Change		Share
	Lufthansa	Lufthansa Cargo	CityLine	Air Dolomiti	Germanwings	Eurowings	**Group**	vis-à-vis 31.3.2006	vis-à-vis 31.12.2006	thereof Finance/ Operating Lease
Airbus A300	14	–	–	–	–	–	14	–	–	–
Airbus A310	4	–	–	–	–	–	4	– 1	–	–
Airbus A319 **	20	–	–	–	21	–	41	+ 4	+ 2	13
Airbus A320	36	–	–	–	3	–	39	–	–	3
Airbus A321	26	–	–	–	–	–	26	–	–	1
Airbus A330	10	–	–	–	–	–	10	– 2	–	–
Airbus A340	45	–	–	–	–	–	45	+ 6	+ 3	–
Boeing 747	30	–	–	–	–	–	30	–	–	1
Boeing 737	63	–	–	–	–	–	63	–	–	2
MD 11F	–	19	–	–	–	–	19	–	–	–
Canadair *	9	–	58	–	–	8	75	– 4	– 3	8
BAE 146 ***	5	–	–	–	–	14	19	–	–	18
AVRO	–	–	18	–	–	–	18	–	–	13
ATR	–	–	–	14	–	15	29	–	–	20
Total	**262**	**19**	**76**	**14**	**24**	**37**	**432**	**+ 3**	**+ 2**	**79**

Leasing rate Lufthansa Group: 18%
* Aircraft owned by Lufthansa and leased to Eurowings.
** One of the aircraft owned by Lufthansa is leased to Germanwings.
*** Five of Lufthansa's operating lease aircraft are leased to Air Dolomiti.

Significant events after the reporting period

On 16 April 2007 45.75 per cent of shareholders registered in the share register of Deutsche Lufthansa AG did not hold German nationality, or their registered company offices were not located in Germany. This means that the proportion of shares held by foreign shareholders once again exceeded the threshold of 45 per cent.

On 17 April 2007 the Supervisory Board approved the order of 45 short-haul aircraft, made up of 30 Embraers 190-family and 15 Bombardier CRJ 900-family for the modernisation and expansion of the regional fleet.

At the Annual General Meeting held on 18 April 2007 Dr Clemens Börsig, Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt am Main, was elected to the Supervisory Board as a shareholders' representative until the end of the ordinary Annual General Meeting 2008.

At the Annual General Meeting the Executive Board was also authorised until 17 October 2008 to purchase Company stock of up to 10.0 per cent of issued capital at the time the resolution was taken.

Outlook

Global economic expansion is expected to continue for the current year. Lufthansa will also benefit from this growth. The volatile oil price will still affect results, as will considerable over-capacities, both of which put pressure on prices. However, the Group has responded to these challenges with effective programmes for raising productivity and profitability. All business segments intend to improve their financial performance over the years ahead.

If the current favourable economic conditions persist, we therefore anticipate reaching the target of EUR 1bn in operating profit already in 2007. The full consolidation of SWISS expected for the third quarter 2007 will further improve the operating result.

The segments

Passenger Transportation

Passenger Transportation

		January – March 2007	January – March 2006	Change in %
Revenue	€m	3,186	2,917	9.2
- of which with companies of the Lufthansa Group	€m	141	129	9.3
Segment result	€m	35	– 87	–
Operating result	€m	– 41	– 113	63.7
EBITDA*	€m	256	41	524.4
Segment capital expenditure	€m	346	150	130.7
Employees as of 31 March	number	38,995	37,502	4.0
Passengers carried**	thousands	12,329	11,412	8.0
Available seat-kilometres**	millions	35,028	33,486	4.6
Revenue passenger-kilometres	millions	26,109	24,066	8.5
Passenger load factor	%	74.5	71.9	+ 2.6pp

* Before profit transfer from other business segments.
** Lufthansa Passenger Airlines.

The segment Passenger Transportation can look back on a successful first quarter. Revenue and result both increased significantly.

There were minor changes to the group of consolidated companies compared with the first quarter 2006. The Group includes Deutsche Lufthansa AG, Eurowings (including Germanwings), Air Dolomiti, Lufthansa CityLine, several aircraft finance companies and from 1 January Miles & More International GmbH and Lufthansa WorldShop GmbH. In addition, Air Trust is fully consolidated, meaning that SWISS is accounted for at-equity.

From January to March Lufthansa Passenger Airlines (Lufthansa and the airlines collaborating under the Lufthansa Regional brand, Air Dolomiti, CityLine, Eurowings, Contact Air and Augsburg Airways) carried 12.3 million passengers, 8.0 per cent more than a year ago. All traffic regions played a part in this result, recording high single-digit growth rates. Sales increased by 8.5 per cent and capacity by 4.6 per cent, resulting in an improvement in the passenger load factor of 2.6 percentage points to 74.5 per cent.

A crucial factor in this success was the positive development of the largest traffic region, Europe, with 9.5 million passengers (+8.1 per cent). The expansion of the route network paid off, as did the successful marketing of the "betterFly" rates. Despite strong competition in Europe the additional capacity was fully sold in the market. In the reporting period capacity rose by 10.6 per cent, sales by 12.8 per cent and the passenger load factor by 1.2 percentage points to 61.3 per cent.

In the Americas traffic region the number of passengers also grew substantially at 8.1 per cent. Capacity was increased slightly (+2.0 per cent). Sales went up by 6.9 per cent and the passenger load factor climbed again by 3.7 percentage points to 81.4 per cent.

Lufthansa can also report growth in the Asia/Pacific traffic region. The number of passengers increased by 7.3 per cent and sales by 6.2 per cent. Capacity was expanded by 1.1 per cent. The passenger load factor improved considerably from 78.3 to 82.3 per cent. Demand was especially high for routes to and from India.

The Middle East/Africa traffic region also showed improved performance. Overall passenger numbers rose by 8.1 per cent. Sales went up by 9.0 per cent and the passenger load factor by 3.8 percentage points to 73.5 per cent. Lufthansa Passenger Airlines flew some 163,000 flights worldwide, 4.2 per cent more than in the same quarter last year.

These positive developments also affected traffic revenue of the business segment, which rose by 8.5 per cent to EUR 3.0bn (of which Germanwings accounted for EUR 105m). This was the result of market-oriented capacity and revenue management. In the first quarter,

when demand is seasonally low, the emphasis was on optimising aircraft utilisation. Average yields at Lufthansa and its regional partners nevertheless remained stable at -0.1 per cent, despite the significant increase in capacity and negative currency effects. Higher revenue was therefore mainly the result of growth in passenger traffic. The share of premium passengers and the revenue attributable to them remained high. Other revenue went up by 42.2 per cent to EUR 91m. Revenue was 9.2 per cent above last year's at EUR 3.2bn in total and other segment income improved to EUR 287m (+32.9 per cent). This also includes the excellent at-equity result of SWISS with EUR 73m. Overall the segment Passenger Transportation reported segment income of EUR 3.5bn (+10.9 per cent).

The increase in segment expenses was lower than that of revenue at 6.8 per cent and totalling EUR 3.4bn. The cost of materials and services amounted to EUR 2.0bn (+7.6 per cent); thereof fuel EUR 645m (+1.9 per cent compared to last year). EUR 618m was paid in fees, 3.7 per cent more than a year ago. These include higher security fees (+21.8 per cent) and higher charges for air traffic control (+11.4 per cent) mainly caused by increased traffic. On the other hand airport handling fees were reduced by 2.5 per cent.

Other purchased services amounted to EUR 651m (+16.8 per cent). Higher purchased technical services (+26.9 per cent) for engine overhauls and projects for product improvements in the intercontinental fleet were responsible.

Staff costs went up by 8.2 per cent to EUR 646m. Causes of the increase are higher staff capacity, one-off payments from the new wage settlement agreement, additional expenses for profit-sharing and performance-related pay components and the expansion of the early retirement programme.

Additions to retirement benefit obligations went down by 3.4 per cent to EUR 57m. The workforce increased by 1,493 employees or 4.0 per cent to 38,995 at the end of March. Additional staff was recruited in the operating units in particular, due to the increased capacity.

Depreciation and amortisation were 3.9 per cent higher year on year at EUR 186m. Other operating expenses rose by 3.7 per cent to EUR 647m.

Capital expenditure in the segment increased by EUR 196m to EUR 346m mainly related to aircraft.

In the first quarter the segment Passenger Transportation improved its segment result by EUR 122m to EUR 35m (previous year: EUR -87m). SWISS made an important contribution to this with an excellent at-equity result of EUR 73m. The operating result for the segment also improved by 63.7 per cent to EUR -41m. If the forecast for the development of the global economy proves accurate and there are no disruptions due to drastic oil price increases, geopolitical risks or pandemics, the Passenger Transportation segment anticipates a higher operating result for 2007 than last year. The full consolidation of SWISS will lead to a further improvement in results.

Karl Ulrich Garnadt became a member of the divisional management board of Lufthansa Passenger Airlines on 15 January, with responsibility for Service and Human Resources. He replaces Carsten Spohr, who became CEO of Lufthansa Cargo AG on the same date.

The 28 March marked the end of a successful ten-day route proving programme run by Lufthansa and Airbus. Twelve flights and 65 flying hours were carried out by the new wide body aircraft Airbus A380 and a total of 3,750 passengers. A flight path of more than 60,000 kilometres took the aircraft from Frankfurt to New York, Chicago, Hong Kong, Washington and Munich.

With the new summer flight schedule Lufthansa's global route network increased to 192 destinations (previous year: 188) in 78 countries (77). This represents growth of 3.7 per cent in overall capacity; 3.8 per cent in European traffic and 3.7 per cent in intercontinental traffic. In the Americas traffic region the increase was even 6.7 per cent, mainly due to more frequent flights and larger aircraft. Capacity was also expanded in the Asia/Pacific traffic region (+2.2 per cent). The flight schedule has six new destinations, including Busan (South Korea) and Tirana (Albania). In Europe direct connections from Düsseldorf, Stuttgart and Hamburg were expanded. A cooperation programme with Turkish Airlines was started for flights between Germany and Turkey.

Lufthansa will continue to grow the offer for business travellers. Therefore lounges are to be refurbished and extended in the next two years at a cost of some EUR 100m. In early March the Business and Senator Lounges at Berlin-Tegel airport were reopened after a complete refurbishment. Construction has been underway since November 2006 on a new First Class Lounge

at Munich airport and capacities are also being expanded in Frankfurt. Projects are also under way in New York and Paris. Demand is increasing as well for the individual premium service Lufthansa Private Jet. The agreement with NetJets has therefore been renewed for a further five years and the collaboration intensified. From 1 April this product is supplemented by a free limousine service.

Customers appreciate the initiatives taken by the Passenger Transportation segment. The readers of the business travel magazine "Business Traveller Deutschland" awarded Lufthansa top marks for service, security and website, and voted the airline into first place for 2006 in five different categories.

Logistics

Logistics

		January–March 2007	January–March 2006	**Change in %**
Revenue	€m	639	679	- 5.9
- of which with companies of the Lufthansa Group	€m	4	4	0.0
Segment result	€m	9	18	- 50.0
Operating result	€m	6	11	- 45.5
EBITDA	€m	42	49	- 14.3
Segment capital expenditure	€m	3	2	50.0
Employees as of 31 March	number	4,558	4,695	- 2.9
Freight/mail	thousand tonnes	427	410	4.1
Available cargo tonne-kilometres	millions	2,857	2,769	3.2
Revenue cargo tonne-kilometres	millions	1,975	1,891	4.5
Cargo load factor	%	69.1	68.3	+ 0.8pp

Lufthansa Cargo AG sold the majority in its subsidiary "time:matters" at year-end 2006. The shareholding is therefore no longer included in the group of consolidated companies.

Business in the first quarter of the new financial year was mixed for Lufthansa Cargo. The upswing in the global economy and the positive economic climate in Germany did have a tangible affect on the cargo business, but over-capacities and the concurrent competitive situation put pressure on average yields. The operating result of EUR 6m was therefore below that of last year.

Nevertheless, performance indicators improved and the course was set for profitable growth. Lufthansa Cargo intends to expand its market position and quality leadership in animal transport, valuable cargo, airmail and temperature-sensitive goods substantially. The competences are being bundled in individual units with specialised teams, who will manage the entire value chain of specialised products for their customers. Lufthansa Cargo has also extended its services. With the start of the summer flight schedule the frequency of departures to Dallas, São Paulo and Shanghai has been increased. New in the flight schedule are Lahore (Pakistan) and Wilmington (USA). The extension of Lufthansa Passenger Airlines' route network also generates additional freight business. For the summer flight schedule Lufthansa Cargo is deploying 19 own aircraft and three chartered planes. In the reporting period some 427,000 tonnes of freight and mail were transported, 4.1 per cent more than last year. Capacity expanded by 3.2 per cent and sales were up by 4.5 per cent year on year, so the cargo load factor increased by 0.8 percentage points to 69.1 per cent. Due to a reduction in charter activities the number of flights declined by 10.5 per cent. In the European traffic region freight volumes rose by 2.6 per cent and capacity by 3.5 per cent as a result of greater capacities at Passenger Airlines. Sales increased by 4.2 per cent and led to an improvement in the cargo load factor of 0.3 percentage points to 44.2 per cent.

Growth in the Americas business was above average. 113,725 tonnes of freight and mail were transported, 10.2 per cent more than in the previous year. Capacity was expanded significantly by 11.8 per cent and fully sold in the market (+ 13.2 per cent). The cargo load factor thereby increased by 0.9 percentage points to 73.8 per cent. Freight capacity was deliberately redirected from Asia to America.

Thereby capacity declined in the Asia/Pacific traffic region (- 2.8 per cent). Sales dropped by 1.4 per cent, but transport volumes rose by 1.6 per cent to 109,073, resulting in a 1.0 percentage points higher cargo

load factor at 73.0 per cent. In the traffic region Middle East/Africa freight and post volumes remained roughly stable at 28,049 tonnes (−0.2 per cent). Capacity was up by 1.5 per cent, sales by 1.3 per cent and the cargo load factor dropped slightly by 0.1 percentage points to 59.4 per cent.

Compared to last year revenue declined by 5.9 per cent to EUR 639m, whereby traffic revenue dropped by 4.2 per cent to EUR 611m. A major reason for this is that Lufthansa Cargo has reduced the number of joint services with other airlines. The decline in average yields of 8.2 per cent also had a negative impact on traffic revenue in this segment.

Other operating income dropped by 31.0 per cent to EUR 20m. This is primarily due to foreign currency differences at the reporting date.

Segment expenses decreased overall by 5.8 per cent to EUR 650m. The cost of materials and services declined by 4.9 per cent to EUR 442m and fuel expenses by 8.5 per cent to EUR 107m. Lower price levels, better currency rates and lower purchasing volumes all contributed to this decrease.

The reduction in joint services led to a drop in charter expenses of 8.0 per cent to EUR 207m.

MRO expense rose by 24.1 per cent to EUR 36m as a result of a change in the billing method for engine overhauls.

Staff costs sank by 2.4 per cent to EUR 82m and employment in the reporting period went down by 2.9 per cent. Adjusted for the effects of consolidation the decline in staff numbers would have been 2.3 per cent.

The drop in other operating expenses by EUR 16m to EUR 94m is mainly due to currency translations at the reporting date and to lower legal and consultancy fees. Other expense items remained at roughly the level of the previous year.

Capital expenditure rose by EUR 1m to EUR 3m and served principally to purchase cargo containers at the subsidiary Jettainer GmbH.

In the seasonally weak first quarter the segment result was positive at EUR 9m, but could not attain last year's level (EUR 18m). The operating result also sank to EUR 6m (previous year: EUR 11m). However a higher operating result than last year's is expected for the financial year 2007.

The optimisation programme "Excellence + Growth" continues this year and will be supplemented by other projects and initiatives to increase quality and reduce unit costs.

On 15 January Carsten Spohr became the new CEO of Lufthansa Cargo AG. He succeeds Jean-Peter Jansen, who retired in March 2006 for health reasons. Stefan Lauer, member of the Group Executive Board of Deutsche Lufthansa AG, had taken on the role of CEO on an interim basis and has now resumed his position as Chairman of the Supervisory Board of Lufthansa Cargo AG.

The joint venture with Shenzhen Airlines, Jade Cargo, took its third Boeing 747-400ERF into service. Since March the company is flying twice a week to Leipzig-Halle.

Maintenance, Repair and Overhaul (MRO)

MRO

		January – March 2007	January – March 2006	**Change in %**
Revenue	€m	934	859	8.7
- of which with companies of the Lufthansa Group	€m	407	350	16.3
Segment result	€m	65	64	1.6
Operating result	€m	60	58	3.4
EBITDA	€m	88	85	3.5
Segment capital expenditure	€m	44	22	100.0
Employees as of 31 March	number	18,588	17,759	4.7

Global demand for aircraft maintenance, repair and overhaul services continues to be brisk. At the same time price pressure is ever-present. The Lufthansa Technik group started the year well and has increased both revenue and operating result.

Revenue improved by 8.7 per cent to EUR 934m, revenue from the Lufthansa Group even increased by 16.3 per cent to EUR 407m. Revenue from external customers rose by 3.5 per cent to EUR 527m. The strong growth from the Lufthansa Group is largely due to aircraft conversions and additions to the fleet. In the first quarter 162 additional contracts were signed with external customers and 15 new customers were aquired, expected to generate revenue of EUR 226m for the year 2007. Lufthansa Technik currently services 1,332 aircraft worldwide, a climb of 19.0 per cent year on year.

Other segment income increased by EUR 8m to EUR 43m, largely as a result of currency gains. Overall the MRO segment reported segment income of EUR 977m (+9.3 per cent).

Segment expenses rose by 9.9 per cent to EUR 912m. The greatest jump was in the cost of materials and services, which went up by 11.9 per cent to EUR 498m as a result of the higher revenue. Other operating expenses rose by 18.7 per cent to EUR 146m, mainly due to currency translation at the reporting date and increased expenses for property maintenance and external staff.

Depreciation and amortisation rose by 11.1 per cent to EUR 20m. Staff costs amounted to EUR 248m, 1.6 per cent above last year's total. On 31 March Lufthansa Technik had 18,588 employees (+4.7 per cent).

Segment capital expenditure, which doubled to EUR 44m, was primarily for the purchase of two reserve engines, new machinery and technical equipment as well as for the construction of the A380 maintenance hangar in Frankfurt.

The segment result improved by EUR 1m to EUR 65m and the operating result by EUR 2m to EUR 60m.

Lufthansa Technik is well positioned in the market and benefits sustainably from the positive trends in global air traffic. With the "Perspektiven Technik" programme the segment has also shown that it can maintain and improve its competitiveness by sustainable cost savings and higher revenue. Despite an increasingly competitive environment the operating result in 2007 should surpass last year's.

Cathay Pacific Airways and Lufthansa Technik have signed a new ten-year agreement for the maintenance of 15 Boeing 747-400s equipped with Pratt & Whitney engines.

The Italian airline Mistral Air, a subsidiary of Gruppo Poste Italiane (Italian postal service), intends to have the equipment and engines on its three new Boeing 737QC maintained and overhauled by Lufthansa Technik.

Under the name Total Landing Gear Support (TLS) a new product has been added to the "Full Service" product family. Lufthansa Technik services its customers' landing gear over the whole lifecycle, from monitoring time in operation to emergency support, overhaul, replacement gear, and leasing right through to resale.

With the "websuite" "manage/m" a new product was launched which enables aircraft operators to track and manage the entire core functions of their technical fleet operations with one click on their Internet PC.

Lufthansa Technik is the first company in the industry with an integrated certification for the standards EN 9100/9110 (Quality), EN ISO 14001/EMAS (Environment) and OHSAS 18001 (Safety at work).

N3 Engine Overhaul Services, the joint engine maintenance business of Lufthansa Technik and Rolls-Royce, based in Arnstadt in Thuringia, has been approved by the European Aviation Authority as maintenance operator for Rolls-Royce large engines from the Trent 500 series.

Lufthansa Technik is to open a new facility in India, to gain access to the growing local aviation market. The new business will offer overhauls for the Airbus A320 family and for Boeing 737s at the site of the new airport in Hyderabad. Lufthansa Technik is the first international MRO supplier with a base in India. Operations are due to start in late 2008.

IT Services

IT Services

		January–March 2007	January–March 2006	**Change in %**
Revenue	€m	159	154	3.2
- of which with companies of the Lufthansa Group	€m	96	89	7.9
Segment result	€m	4	9	- 55.6
Operating result	€m	4	9	- 55.6
EBITDA	€m	13	17	- 23.5
Segment capital expenditure	€m	11	11	0.0
Employees as of 31 March	number	3,242	3,321	- 2.4

Lufthansa Systems was able to increase revenue in the first quarter, but many airlines remain reluctant to invest given the fragile state of their finances. This means that the sales emphasis is on outsourcing projects and platform solutions with pricing models dependent on the number of passengers. High pre-production costs continue to depress earnings.

Revenue went up by 3.2 per cent to EUR 159m. Although external revenue dropped slightly by EUR 2m to EUR 63m, revenue from Group companies rose by 7.9 per cent to EUR 96m, especially due to the infrastructure outsourcing agreement with LSG Sky Chefs.

Other segment income amounted to EUR 6m, 14.3 per cent lower than last year. Total segment income improved by 2.5 per cent and reached EUR 165m.

Segment expenses rose by 5.9 per cent to EUR 161m.

The 42.9 per cent increase in the cost of materials and services (EUR 10m) was mainly used for modernising the system environment.

Staff costs went up by 3.3 per cent to EUR 63m and depreciation and amortisation increased by 12.5 per cent to EUR 9m.

Other operating expenses rose by 3.9 per cent to EUR 79m, particularly in connection with the outsourcing of development work for the new passenger platform FACE.

Capital expenditure was at the same level as last year at EUR 11m.

The operating result and the segment result for the IT Services segment sank to EUR 4m (previous year: EUR 9m). This substantial drop is due to high pre-production costs for the development of new technologies and outsourcing projects, as well as increased price pressure.

Demand is expected to pick up, however, as the need to modernise IT systems remains pressing and delivers benefits both in cost and efficiency. Lufthansa Systems therefore anticipates good volume development. The pre-production costs mentioned and ongoing price pressure will continue to burden the result in the current year, however. Despite this, a positive operating result is expected, but which is likely to be below last year's level.

In the mid to long-term Lufthansa Systems intends to develop its product portfolio into an IT platform for the aviation industry that can be deployed flexibly. This will essentially be realised in the FACE project. Various sub-systems have been modernised in recent years to meet this goal. Now the core components Bookings, Inventory and Check-in are to be implemented on a new platform. In order to maintain competitiveness, services are increasingly being provided from countries with attractive wage structures.

Catering

Catering				
		January – March 2007	January – March 2006	**Change in %**
Revenue	€m	546	526	3.8
- of which with companies of the Lufthansa Group	€m	120	117	2.6
Segment result	€m	3	– 31	–
Operating result	€m	1	– 9	–
EBITDA	€m	18	– 11	–
Segment capital expenditure	€m	14	11	27.3
Employees as of 31 March	number	29,038	28,240	2.8

LSG Sky Chefs made a good start to the year and increased both revenue and the operating result. This development was made possible by higher traffic volume, successful new contract wins and the extension of the group of consolidated companies. The extension since the first quarter 2006 includes LSG Sky Chefs Birmingham Ltd., in which a majority share was acquired in early January, as well as AIRO Catering Services (Ukraine), LSG Sky Chefs (India) Private Ltd., Inflight Catering Services, (Dar es Salaam), and Aerococina S.A. de C.V. (Mexico). As part of the continued streamlining and focussing of the organisation ten companies were merged, one sold and one company wound up. The company in France was sold and removed from the group of consolidated companies in August 2006.

In the first quarter 2007 revenue rose by 3.8 per cent to EUR 546m. External revenue went up by 4.2 per cent to EUR 426m whilst internal revenue increased by 2.6 per cent to EUR 120m. Effects of changes in the group of consolidated companies accounted for EUR + 10m, and currency rate movements had a negative impact of EUR 16m.

All regions generated revenue growth. In Europe it was above all Scandinavia, Italy and the UK which contributed to the higher revenue, particularly by winning new orders, which more than made up for the decline in revenue from the deconsolidation of the French company.

Generic growth in air traffic in the Asia/Pacific region has made itself particularly felt at the LSG Sky Chefs subsidiaries in Korea and Thailand. Revenue grew as well in the USA, but were wiped out by currency rate movements and recorded as a decline in EUR terms. In Latin America LSG Sky Chefs were able to post strong revenue growth, especially thanks to the Mexican company that was consolidated for the first time, and to higher revenue in Brazil and Venezuela.

Other segment income declined by 50.0 per cent year on year partly as a result of lower currency gains.

Segment expenses amounted to EUR 557m, a drop of 4.8 per cent over last year.

This was essentially caused by 14.7 per cent lower staff costs at EUR 214m. This decrease was in turn due to the one-off payment made last year in the course of renegotiating the wage agreement in the USA and the deconsolidation of the French subsidiary. The new US wage settlement also had a positive effect on staff costs. The first-time consolidation of companies meant that staff numbers went up by 2.8 per cent to 29,038.

The cost of materials and services rose by 7.7 per cent to EUR 238m as a result of increased business and outsourcing. This shift in the cost structure reflects the Company's goal of improving flexibility.

There was no change in depreciation and amortisation compared to last year. Other segment expenses declined thanks to lower currency losses, lower rents, auditing and consultancy fees.

The operating result went up to EUR 1m (previous year: EUR – 9m). The segment result followed this upward trend, improving to EUR 3m from EUR – 31m last year. The successful implementation of restructuring measures and increased demand both contributed to this positive development.

Segment capital expenditure rose by EUR 3m to EUR 14m as part of expansion work at Frankfurt airport and the construction of a new facility there.

LSG Sky Chefs extended their catering contract with American Airlines until 2012 at the Dallas hub (Texas). US Airways also renewed or signed new catering contracts with twelve key European LSG Sky Chefs locations.

Thanks to the cost-cutting programmes "Triangle" and "Lean Total Direct Cost" the Group has created

sustainably competitive cost structures to combat the strong margin pressure in the industry. Last year further major cost savings were realised by outsourcing the IT infrastructure.

For the current year LSG Sky Chefs is expecting an operating result significantly above last year's level, as a result of higher air traffic volume, further implementation of the cost-cutting programme and successful acquisition of new customers.

Better customer relations are intended to enable further growth whilst continuing to improve cost structures. Increasing demand for complete solutions for in-flight management offers additional opportunities. LSG Sky Chefs therefore intends to expand its Solutions division internationally. Together with the China National Aviation Group (Ltd.) a production site for frozen meals is being built in Qingdao. With an initial capacity of 35,000 frozen air-meals per day the company will cover ever increasing demand in the Asia/Pacific region.

Service and Financial Companies

Service and Financial Companies

		January – March 2007	January – March 2006	**Change in %**
Other segment income	€m	139	131	6.1
Segment expenses	€m	100	95	5.3
Segment results	€m	39	36	8.3
Employees as of 31 March	number	1,275	1,099	16.0

The group of consolidated companies includes Lufthansa Commercial Holding GmbH, the Lufthansa AirPlus group with its four new international subsidiaries, Lufthansa Flight Training GmbH and from 1 January 2007 Lufthansa Flight Training Berlin GmbH, as well as a few financing companies. Income from training, credit card commissions and services, as well as profits from equity investments and disposal gains are shown under other segment income. The corresponding expenses are recognised in other segment expenses.

Segment income totalled EUR 139m, EUR 8m more than last year. The segment result improved to EUR 39m compared with EUR 36m last year.

The AirPlus group made a contribution of EUR 2m to the result. Billing volumes increased, particularly for international business. A new division has been set up for major international customers. A new payment solution for the road charge for trucks was launched at Toll Collect under the name Road Account.

The contribution of Lufthansa Commercial Holding to the result amounted to EUR 9m. Following an amendment to the contract on 28 March the Group received a dividend of EUR 8m solely from the WAM Acquisition S.A.

Lufthansa Flight Training accounts for a contribution of EUR 7m to the result. Demand for simulator training remains strong, both from customers within the Group and outside it.

Leisure Travel

The Leisure Travel segment was discontinued when the letter of intent for the sale of the Thomas Cook group to KarstadtQuelle was signed on 22 December 2006 and is therefore no longer included in Lufthansa's 2007 reporting.

The agreement takes effect with the approval of the EU competition authority given on 26 March. Lufthansa is realising an after-tax gain of EUR 499m on the sale, which is being recognised in the result of the discontinued Leisure Travel segment. Payment was made on 2 April 2007.

As part of the agreement Lufthansa will increase its stake in Condor Flugdienst GmbH from 10.0 per cent to 24.9 per cent and will take over Condor's shareholding in SunExpress, subject to anti-trust approval. In future the results from these companies will be included in the financial result.

Consolidated income statement January – March 2007

in €m	**January–March 2007**	January–March 2006
Traffic revenue	3,568	3,364
Other revenue	1,128	1,082
Revenue	**4,696**	**4,446**
Changes in inventories and work performed by the enterprise and capitalised	49	34
Other operating income	320	299
Cost of materials and services	– 2,502	– 2,392
Staff costs	– 1,273	– 1,252
Depreciation, amortisation and impairment	– 269	– 254
Other operating expense	– 965	– 927
Profit/loss from operating activities	**56**	**– 46**
Result from investments accounted for using the equity method	73	9
Other income from subsidiaries, joint ventures and associates	18	18
Interest income	37	70
Interest expenses	– 94	– 141
Other financial items	14	9
Financial result	**48**	**– 35**
Profit/loss before income taxes	**104**	**– 81**
Income taxes	– 10	30
Profit/loss from continuing operations	**94**	**– 51**
Profit/loss of discontinued operations of the Leisure Travel segment	**499**	**– 44**
Result after taxes	**593**	**– 95**
Result attributable to minority shareholders	– 39	– 3
Results attributable to shareholders of Deutsche Lufthansa AG	**554**	**– 98**
Basic earnings/loss per share in €	1.21	– 0.21
Diluted earnings/loss per share in €	1.20	– 0.21

Consolidated balance sheet as of 31 March 2007

Assets			
in €m	**31 March 2007**	31 December 2006	31 March 2006
Intangible assets with an indefinite useful life*	589	589	592
Other intangible assets	172	172	160
Aircraft and spare engines	7,542	7,405	7,156
Repairable aircraft spare parts	540	540	518
Other tangible assets	3	20	17
Investment property	1,563	1,505	1,444
Investments accounted for using the equity method	855	791	901
Other financial items	1,558	1,526	1,537
Receivables and other assets	224	158	106
Derivative financial instruments	42	21	96
Actual income tax assets	90	90	–
Deferred income tax assets	131	152	184
Non-current assets	**13,309**	**12,969**	**12,711**
Inventories	458	457	463
Trade receivables on other assets	4,160	3,011	3,214
Derivative financial instruments	137	93	249
Actual income tax assets	21	1	23
Securities	2,173	2,083	2,008
Cash and cash equivalents	369	455	493
Assets held for sale	387	392	66
Current asset	**7,705**	**6,492**	**6,516**
Total assets	**21,014**	**19,461**	**19,227**

* Including goodwill.

Shareholders' equity and liabilities			
in €m	**31 March 2007**	31 December 2006	31 March 2006
Issued capital	1,172	1,172	1,172
Capital reserve	1,366	1,366	1,366
Fair value reserves	50	– 11	256
Retained earnings	2,087	1,293	1,586
Net profit/loss for the period	554	803	– 98
Equity share of the shareholders of Deutsche Lufthansa AG	5,229	4,623	4,282
Minority interests	313	280	190
Shareholders' equity	**5,542**	**4,903**	**4,472**
Retirement benefit obligations	3,894	3,814	4,102
Other provisions and accruals	334	329	407
Borrowings	2,686	2,730	2,346
Other liabilities	43	59	91
Payments received on account and deferred income	68	63	11
Derivative financial instruments	169	242	209
Deferred income tax liabilities	595	633	621
Non-current provisions and liabilities	**7,789**	**7,870**	**7,787**
Other provisions and accruals	1,434	1,443	1,445
Borrowings	223	226	539
Trade payables and other liabilities	4,011	3,368	3,377
Liabilities from unused flight documents	1,519	1,115	1,232
Payments received on account and deferred income	46	104	112
Derivative financial instruments	322	278	231
Actual income tax liabilities	128	154	32
Current provisions and liabilities	**7,683**	**6,688**	**6,968**
Total shareholders' equity and liabilities	**21,014**	**19,461**	**19,227**

Consolidated statement of changes in shareholders' equity

in €m	Issued capital	Capital reserve	Fair value reserves hedging instruments	Fair value reserves other financial assets	Currency translation differences	Retained earnings	Net profit/ loss for the period	Equity share of share-holders of Lufthansa AG	Minority interests	**Total**
Balance on 31 December 2005	**1,172**	**1,366**	**0***	**74**	**- 90**	**1,357**	**453**	**4,332**	**190**	**4,522**
Transfers	–	–	–	–	–	453	- 453	–	–	–
Dividends/minorities	–	–	–	–	–	–	–	–	–	–
Group/minority results	–	–	–	–	–	–	- 98	- 98	3	- 95
Currency translation differences	–	–	–	–	3	–	–	3	–	3
Changes in fair value of financial investments and cash flow hedges	–	–	64	136	–	–	–	200	–	200
Transfers to acquisition cost	–	–	- 3	–	–	–	–	- 3	–	- 3
Transfers to the income statement	–	–	- 14	- 1	–	–	–	- 15	–	- 15
Other neutral changes	–	–	–	–	–	- 137	–	- 137	- 3	- 140
Balance on 31 March 2006	**1,172**	**1,366**	**47**	**209**	**- 87**	**1,673**	**- 98**	**4,282**	**190**	**4,472**
Balance on 31 December 2006	**1,172**	**1,366**	**- 156**	**145**	**- 130**	**1,423**	**803**	**4,623**	**280**	**4,903**
Transfers	–	–	–	–	–	803	- 803	–	–	–
Dividends/minorities	–	–	–	–	–	–	–	–	- 5	- 5
Group/minority results	–	–	–	–	–	–	554	554	39	593
Currency translation differences	–	–	–	–	- 12	–	–	- 12	- 2	- 14
Changes in fair value of financial investments and cash flow hedges	–	–	34	10	–	–	–	44	–	44
Transfers to acquisition cost	–	–	6	–	–	–	–	6	–	6
Transfers to the income statement	–	–	10	1	–	–	–	11	–	11
Other neutral changes	–	–	–	–	–	3	–	3	1	4
Balance on 31 March 2007	**1,172**	**1,366**	**- 106**	**156**	**- 142**	**2,229**	**554**	**5,229**	**313**	**5,542**

* Rounded below EUR 1m.

The difference resulting from currency translation is shown in the balance sheet under retained earnings. Of other neutral changes in retained earnings in 2006 EUR - 102m are due to the repayment of the Lufthansa convertible bond in January 2006. Further significant changes in other neutral changes are the result of applying the equity method, of which associates account for EUR - 4m (previous year: EUR - 24m).
The retained earnings for 2007 include EUR - 81m of shareholders' equity in connection with the discontinuation of the business segment Leisure Travel as at 22 December 2006, of which EUR - 35m are due to neutral changes in 2006 (see Note 15 to the Consolidated Financial Statements 2006).

Changes in equity with and without effect on results			
in €m			
As at 31 December 2005	**4,332**	**190**	**4,522**
Neutral changes	150	- 3	147
Changes with effect on results	- 98	3	- 95
Dividends/Conversion of convertible bond	- 102	–	- 102
As at 31 March 2006	**4,282**	**190**	**4,472**
As at 31 December 2006	**4,623**	**280**	**4,903**
Neutral changes	52	- 1	51
Changes with effect on results	554	39	593
Dividends	–	- 5	- 5
As at 31 March 2007	**5,229**	**313**	**5,542**

Consolidated cash flow statement

in €m	**January – March 2007**	January – March 2006
Cash and cash equivalents on 1 January	**455**	**1,173**
Profit/loss before income taxes	104	– 81
Depreciation of fixed assets (net of reversals)	269	260
Depreciation of repairable aircraft spare parts	18	30
Result from fixed asset disposal	– 2	– 5
Income from subsidiaries, joint ventures and associates	– 91	– 27
Net interest	57	71
Income taxes paid	– 115	2
Change in working capital**	289	40
Cash flows from operating activities	**529**	**290**
Purchases of tangible assets and intangible assets	– 425	– 198
Purchase of financial assets	– 25	– 216
Additions to repairable aircraft spare parts	– 19	– 46
Proceeds from sale of non-consolidated equity investments	–	3
Proceeds from sale of consolidated equity investments	0*	0*
Acquisition of non-consolidated equity investments	– 18	– 198
Acquisition of consolidated equity investments	– 2	0*
Proceeds from disposals of intangible assets, tangible assets and other financial assets	26	23
Interest received	34	70
Dividends received	19	18
Net cash used in investing activities	**– 410**	**– 544**
Securities/fixed-term deposits	– 92	–
Sale of shares	–	417
Net cash used in investing activities and cash investments	**– 502**	**– 127**
Net capital increase	–	–
Repayments of conversion options from 2002 convertible bond	–	– 102
Long-term borrowings	1	0*
Repayment of long-term borrowings	– 59	– 638
Other borrowings	– 1	0*
Dividends paid	– 5	–
Interest paid	– 48	– 102
Net cash used in financing activities	**– 112**	**– 842**
Net decrease in cash and cash equivalents	**– 85**	**– 679**
Effects of exchange rate changes	– 1	– 1
Cash and cash equivalents on 31 March	**455**	**1,173**
Securities	2,173	2,008
Total liquid funds	**2,542**	**2,501**
Net increase/decrease in liquid funds	4	– 1,097

* Rounded below EUR 1m.
** The working capital consists of inventories, receivables, payables and provisions and accruals.
No cash flows resulted from the Leisure Travel business segment discontinued on 22 December 2006.

Further notes to the Interim Financial Statements

Effects of changes in the group of consolidated companies

The consolidated financial statements include all material domestic and foreign affiliated companies as well as Deutsche Lufthansa AG as the parent company. In early January the majority was acquired in LSG Sky Chefs Birmingham Ltd. and the company is now consolidated. Miles & More International GmbH and Lufthansa World-Shop GmbH, both part of the Passenger Transportation segment, were also consolidated for the first time on 1 January 2007. In the Catering Segment the companies AIRO Catering Services – Ukraine, LSG Sky Chefs (India) Private Ltd. and Inflight Catering Services, Dar es Salaam, were consolidated for the first time and the Service and Finance segment now includes Lufthansa Flight Training Berlin GmbH and four international subsidiaries of AirPlus GmbH. At 1 January 2007 three near money market funds that were merged into another consolidated fund were removed from the group of consolidated companies, as were two aircraft leasing companies from the Logistics segment and one from the Passenger Transportation segment as well as one merged company from the Catering segment.

More compared to the 31 March 2006 the group of consolidated companies has been extended to include Aerococina S.A. de C.V., in which a majority was acquired in the fourth quarter 2006, two companies consolidated for the first time in the second quarter 2006, Lufthansa Malta Finance Ltd. and LSG Sky Chefs Objekt- und Verwaltungsgesellschaft mbH, as well as CAMANA Grundstücks-Verwaltungsgesellschaft mbH, which was first consolidated in the fourth quarter. In the first quarter 2006 the group of consolidated companies had still included LSG Sky Chefs France S.A., which was sold in August 2006, and time:matters Holding GmbH, sold in December 2006, as well as nine companies from the Catering segment and two near money market funds from the Service and Finance segment, which were all merged with other companies

Income statement

in €m	**Group January–March 2007**	of which from changes in the group of consolidated companies compared with the interim reporting in March 2006	**Group January–March 2006**	of which from changes in the group of consolidated companies compared with the interim reporting in March 2005
Revenue	4,696	38	4,446	76
Operating income	5,065	42	4,779	86
Operating expenses	- 5,009	- 33	- 4,825	- 107
Profit/loss from operating activities	56	9	- 46	- 21
Financial result	48	0*	- 35	2
Income taxes	- 10	- 4	30	2
Profit of discontinued operations of the Leisure Travel segment	499	–	- 44	–
Profit/loss after income taxes	593	5	- 95	- 17

* Rounded below EUR 1m.

Balance sheet*

in €m	**Group 31 March 2007**	of which from changes in the group of consolidated companies of the year 2007
Non-current assets	13,309	1
Current assets	7,705	146
Total assets	21,014	147
Shareholders' equity	5,542	- 43
Non-current provisions and liabilities	7,789	56
Current provisions and liabilities	7,683	134

* In the previous year no balance sheet effects due to changes to the group of consolidated companies.

from their respective segments. Also LSG Sky Chefs Canada, liquidated in late June 2006 and seven special purpose entities which were deconsolidated in the final quarter of 2006 as their businesses were discontinued. The following tables show the main effects of the changes in the group of consolidated companies compared with the same quarter in 2006.

Contingencies and events after the balance sheet date

Various provisions with a total potential effect over the coming years of EUR 234m were not made because of the minor likelihood of being used. At the balance sheet date for 2006 the equivalent figure was EUR 233m.

Contingent liabilities

in €m	**31.3.2007**	31.12.2006
From guarantees, bills and cheque charges	710	724
From warranty agreements	913	923
From collateralisation of third-party liabilities	3	3

A maximum cash inflow of EUR 9m of the contingent asset recognised in the consolidated financial statements for 2006 in connection with the sale of an equity investment can be recovered, of which it is expected that EUR 3m will be received in 2007 and the remainder over the following years. In the first three months of 2007 a total cash inflow of EUR 13m was received and a gain of EUR 4m recognised on the disposal of three CRJ 200 aircraft already formally agreed at year-end 2006. The disposal of the remaining three CRJ 200 is expected to give rise to a further cash inflow of EUR 10m in 2007.

In addition, a sales agreement was signed in the first quarter for an ATR42 aircraft that will produce a cash inflow of EUR 5m in 2007 and give rise to a gain of EUR 1m.

Assets held for sale

in €m	**January – March 2007**	Financial Statements 2006	January – March 2006
Assets			
Aircraft and spare engines	13	19	63
Financial assets	372	372	–
Other assets	2	1	3
Equity/liabilities from assets held for sale			
Equity	– 81	– 81	–
Liabilities	–	–	–

The contingent asset recognised in the consolidated financial statements for 2006 from a D&O policy in connection with damages that occurred in Scandinavia is maintained at EUR 130m.

At the end of March 2007 purchase commitments of EUR 6.3bn existed for capital expenditure on property, plant and equipment and on intangible assets. At 31 December 2006 outstanding purchase commitments totalled EUR 6.6bn.

Issued capital

At the Annual General Meeting held on 16 June 2004 the Executive Board was authorised, with the approval of the Supervisory Board and until 15 June 2009, to increase issued capital by EUR 25m by issuing new bearer shares to members of staff for payment in cash. Shareholders' subscription rights do not apply.

At the 54th Annual General Meeting held on 18 April the Executive Board and Supervisory Board proposed payment of a dividend of EUR 0.70 per share.

Segment reporting Lufthansa Group

Business segment information January – March 2007

in €m	Passenger Transportation [1]	Logistics [1]	MRO	IT Services	Catering [1]	Leisure Travel [2]	Service and Financial Companies	Segment total
External revenue	3,045	635	527	63	426	–	–	4,696
- of which traffic revenue	2,957	611	–	–	–	–	–	3,568
Inter-segment revenue	141	4	407	96	120	–	–	768
Total revenue	3,186	639	934	159	546	–	–	5,464
Other segment income	287	20	43	6	14	–	139	509
- of which from investments accounted for using the equity method	67	2	2	–	2	–	0*	73
Cost of materials	1,959	442	498	10	238	–	7	3,154
Staff costs	646	82	248	63	214	–	20	1,273
Amortisation and depreciation	186	32	20	9	15	–	8	270
- of which impairments	–	–	–	–	–	–	–	–
Other operating expenses	647	94	146	79	90	–	65	1,121
Segment results	**35**	**9**	**65**	**4**	**3**	–	**39**	**155**
- of which from investments accounted for using the equity method	67	2	2	–	2	–	0*	73
Segment assets	9,340	1,159	2,328	272	1,112	–	3,171	17,382
- of which from investments accounted for using the equity method	655	35	103	–	58	–	4	855
Segment liabilities	7,756	624	1,411	229	645	–	1,212	11,877
- of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	346	3	44	11	14	–	21	439
- of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	69	6	15	4	10	–	1	105
Employees at the balance sheet date	38,995	4,558	18,588	3,242	29,038	–	1,275	95,696

* Rounded below EUR 1m.
[1] Due to changes in the group of consolidated companies the comparability of the figures with those of the previous year is limited to some extend.
[2] Business segment given up as of 22 December 2006.

Business segment information January – March 2006

in €m	Passenger Transportation [1]	Logistics [1]	MRO	IT Services	Catering [1]	Leisure Travel [2]	Service and Financial Companies	Segment total
External revenue	2,788	675	509	65	409	–	–	4,446
- of which traffic revenue	2,726	638	–	–	–	–	–	3,364
Inter-segment revenue	129	4	350	89	117	–	–	689
Total revenue	2,917	679	859	154	526	–	–	5,135
Other segment income	216	29	35	7	28	– 44	131	402
- of which from investments accounted for using the equity method	– 1	4	4	–	2	– 44	0*	– 35
Cost of materials	1,820	465	445	7	221	–	6	2,964
Staff costs	597	84	244	61	251	–	17	1,254
Amortisation and depreciation	179	31	18	8	15	–	5	256
- of which impairments	–	–	–	–	–	–	–	–
Other operating expenses	624	110	123	76	98	–	67	1,098
Segment results	**– 87**	**18**	**64**	**9**	**– 31**	**– 44**	**36**	**– 35**
- of which from investments accounted for using the equity method	– 1	4	4	–	2	– 44	0*	– 35
Segment assets	8,693	1,284	2,242	252	1,025	285	3,071	16,852
- of which from investments accounted for using the equity method	434	15	103	–	61	285	3	901
Segment liabilities	7,152	707	1,528	233	756	–	1,235	11,611
- of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	150	2	22	11	11	–	12	208
- of which from investments accounted for using the equity method	2	–	–	–	–	–	–	2
Other significant non-cash items	95	7	16	4	11	–	1	134
Employees at the balance sheet date	37,502	4,695	17,759	3,321	28,240	–	1,099	92,616

* Rounded below EUR 1 m.
[1] Due to changes in the group of consolidated companies the comparability of the figures with those of the previous year is limited to some extend.
[2] Business segment given up as of 22 December 2006.

Reconciliation of segment information with consolidated figures

in €m	Segment total		Reconciliation		Group	
	January – March 2007	January – March 2006	**January – March 2007**	January – March 2006	**January – March 2007**	January – March 2006
External revenue	4,696	4,446	–	–	4,696	4,446
- of which traffic revenue	3,568	3,364	–	–	3,568	3,364
Inter-segment revenue	768	689	– 768	– 689	–	–
Total revenue	5,464	5,135	– 768	– 689	4,696	4,446
Other revenue	509	402	– 140	– 69	369	333
- of which from investments accounted for using the equity method	73	– 35	– 73	35	–	–
Cost of materials	3,154	2,964	– 652	– 572	2,502	2,392
Staff costs	1,273	1,254	–	– 2	1,273	1,252
Amortisation and depreciation	270	256	– 1	– 2	269	254
- of which impairments	–	–	–	–	–	–
Other operating expenses	1,121	1,098	– 156	– 171	965	927
Results	**155**	**– 35**	**– 99**	**– 11**	**56**	**– 46**
- of which from investments accounted for using the equity method	73	– 35	– 73	35	–	–
Assets	17,382	16,852	3,632	2,375	21,014	19,227
- of which from investments accounted for using the equity method	855	901	–	–	855	901
Liabilities	11,877	11,611	3,595	3,144	15,472	14,755
- of which from investments accounted for using the equity method	–	–	–	–	–	–

Geographical segment information January – March 2007

in €m	Europe	North America	Central and South America	Asia/Pacific	Middle East	Africa	Other	**Segment Total**
Traffic revenue**	2,430	470	69	477	50	72	–	3,568
Other operating revenue	551	247	41	196	67	26	0*	1,128
Total revenue	2,981	717	110	673	117	98	0*	4,696

* Rounded below EUR 1m.
** Traffic revenue ist allocated by original place of sale.

Geographical segment information January – March 2006

in €m	Europe	North America	Central and South America	Asia/Pacific	Middle East	Africa	Other	**Segment Total**
Traffic revenue**	2,264	417	71	484	52	76	–	3,364
Other operating revenue	449	333	87	166	24	23	0*	1,082
Total revenue	2,713	750	158	650	76	99	0*	4,446

* Rounded below EUR 1m.
** Traffic revenue ist allocated by original place of sale.

Financial data 2007/08

Contact

Deutsche Lufthansa AG
Investor Relations

Frank Hülsmann
Lufthansa Aviation Center, Airportring
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69 696-2 80 01
Fax: +49 (0) 69 696-9 09 90
Email: investor.relations@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Aviation Center, Airportring
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69 696-2 80 02, -64 70 or -9 09 97
Fax: +49 (0) 69 696-9 09 90
Email: investor.relations@dlh.de

You can order the annual and interim reports in German or English via our website or from:
Deutsche Lufthansa AG, FRA IR
LAC, Room C6.800, Airportring
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69 696-28 00 8
Fax: +49 (0) 69 696-90 99 0
Email: cgnirsek@dlh.de

Latest financial information on the internet:
http://www.lufthansa-financials.com

2007

26 July Release of Interim Report January – June 2007

25 Oct. Press Conference and Analysts' Conference on interim result January – September 2007

2008

12 March Press Conference and Analysts' Conference on 2007 result

25 April Release of Interim Report January – March 2008

29 April Annual General Meeting Cologne

30 July Release of Interim Report January – June 2008

29 Oct. Press Conference and Analysts' Conference on interim result January – September 2008

Publisher
Deutsche Lufthansa AG
Von-Gablenz-Straße 2-6
50679 Cologne, Germany

Entered in the Commercial Register of Cologne District Court under HRB 2168

Editing
Frank Hülsmann, Erika Laumer
Deutsche Lufthansa AG, Investor Relations

Concept and Design
Kirchhoff Consult AG, Hamburg, Germany

Printed by
Broermann Offset Druck, Cologne, Germany

The 1st Interim Report 2007 is a translation of the original German Lufthansa 1. Zwischenbericht Januar – März 2007.

Please note that only the German version is legally binding.

www.lufthansa.com
www.lufthansa-financials.com
http://responsibility.lufthansa.com

Financial Statements 2006



Strength for success







Contents

Management Report of Deutsche Lufthansa AG 2006

The world economy continued to show strong growth for the third year in succession in spite of a further substantial rise in oil prices. The driver for this growth was, alongside the United States, East Asia with its fast-expanding economies. The dynamic growth shown by the US and Japan tailed off a little in the course of the year, whereas the Asian economy (excluding Japan) continued to improve at a disproportionate rate. The rising rate of Chinese economic expansion made a particularly significant contribution. The euro area also experienced a powerful boost, with growth estimated at 2.7 per cent and a marked decline in differences between growth rates in member states. Germany's strong economic recovery had a particularly stimulating effect on developments in other member states. In 2006 the German economy grew by 2.7 per cent. That was the highest GDP increase since the boom year 2000. The main reasons for this recovery were the upturn in domestic demand and higher consumption after two years of near-stagnation of economic data. Foreign trade also continued to look distinctly dynamic.

Thanks to the stable condition of the world economy with growth significantly higher than the previous year, demand for air traffic passenger services picked up again, rising by 5.9 per cent.

The drastic increase in oil prices weighed heavily, however. Yet after five years of losses the aviation industry almost broke almost even in 2006, for the first time since 2001. IATA revised its 2006 earnings forecast for international civil aviation from USD -3bn to USD -500m.

Deutsche Lufthansa AG was able to increase its transport output significantly in financial year 2006. Growth in traffic revenue was gratifying too. It increased by 7.5 per cent or EUR 886m. At the same time, however, fuel costs were EUR 523m higher than the previous year. The positive operating result may have been down to EUR 8m from EUR 40m, but after adjustment for special effects in both years the result showed an improvement of EUR 111m.

53 million passengers carried In financial year 2006 Lufthansa boosted the number of passengers carried by 4.3 per cent to 53 million. At the same time capacities were expanded only moderately by a total of 1.8 per cent. Available capacities faced further growth in demand, with the result that sales increased by 2.0 per cent. The passenger load factor improved slightly, from 75.0 to 75.2 per cent. This year's focal points of capacity expansion were continental traffic and the Asia/Pacific traffic region. In the North America traffic region capacity rose by 1.0 per cent from the previous year's high level.

Average yields higher Average yields continued to develop positively in 2006. Lufthansa succeeded in spite of intensified competition in boosting yield per passenger kilometre (PKT) by 5.4 per cent. With sales growth of 2.0 per cent the Company generated EUR 12.7bn in traffic revenue that is 7.5 per cent more than the previous year. Other operating income at EUR 244m was, in contrast, unchanged on the year. Revenue overall totalled EUR 12.9bn, 7.5 per cent up on the year.

Europe including Germany In the Europe traffic region (including Germany), 41.5 million passengers flew with Lufthansa, or 5.2 per cent more than the previous year. The 6.6 per cent expansion in capacity was taken up in full by the market. Sales rose by 8.2 per cent, taking passenger load factor up 0.9 percentage points to 65.4 per cent. Reasons were the excellent take-up of the "betterFly" concept, the further expansion of services to Eastern Europe to 24 destinations and the robust domestic demand. The 2006 Soccer World Championship also contributed 200,000 additional bookings toward this growth. Traffic revenue developed pleasingly as a result. Average yields may have declined slightly on the year due to fierce competition in Europe, but traffic revenue rose to EUR 6.1bn and was 5.9 per cent up on the year.

North America On North Atlantic routes Lufthansa was able to stabilise passenger numbers at the high level of 5.4 million by means of a slight increase in capacity. Sales were almost unchanged on the year. As a result the passenger load factor fell by 0.9 percentage points to 80.5 per cent. The growth in average yields led to a gratifying 13.0 per cent rise in traffic revenue to EUR 2.9bn.

South America In the South America traffic region passenger numbers fell by 12.6 per cent to 0.6 million. Sales also plummeted by 21.5 per cent on the year. To improve passenger mix, capacities on mainly tourist routes to South America were reduced in favour of North American and Asian routes.

Due to the disproportionate 27.1 per cent reduction in capacities the passenger load factor increased by 5.9 percentage points to 83.0 per cent, while average yield improved sharply on the year by 25.3 per cent.

Middle East In the Middle East traffic region passenger numbers declined by 4.0 per cent to 0.8 million in spite of a 2.6 per cent increase in capacity. Sales (–2.9 per cent) and passenger load factor (–3.8 percentage points) were also down on the year. Pleasingly, in contrast to this trend, average yields improved significantly by 13.4 per cent. Traffic revenue rose by 10.2 per cent accordingly.

Africa In the Africa traffic region Lufthansa was able to maintain passenger numbers at the previous year's 1.1 million level with capacities that were almost unchanged.

Sales declined by 0.6 per cent and capacity utilisation by 0.6 percentage points.

Due to the positive development of average yields, however, traffic revenue was still increased by 7 per cent to EUR 455m.

Asia/Pacific In the Asia/Pacific traffic region 4.0 million passengers flew with Lufthansa in the year under review. That was 5.9 per cent more than the previous year. Capacity was extended by 3.1 per cent while demand rose by 4.6 per cent. As a consequence the passenger load factor at 80.6 per cent was 1.1 percentage points higher on the year. Thanks to the positive trend in average yields, traffic revenue was 6.7 per cent up on the year at EUR 2.6bn.

Cost and income development While operating income overall rose by 6.2 per cent, operating expenses increased by 6.5 per cent. Consequently, the result from operating activities shown in the income statement was EUR 32m down on the year to EUR 8m (previous year: EUR 40m).

Adjusted for special effects that were included in the two years' results (change in discount rate for pension provisions, book profits, release of provisions, write-ups on capital and current assets, provisions for impending losses), the 2006 result showed a EUR 111m improvement.

Lufthansa lifted revenue by 7.5 per cent to EUR 12.9bn. Other operating income before the release of special reserve with an equity portion was down slightly on the year to EUR 1bn (previous year: EUR 1.1bn).

This decline was due mainly to the release the previous year of pension provisions created in accordance with Section 6a of the German Income Tax Act (EStG) as a transitional pension provision for cockpit crew. This special effect in the previous financial year and the decline in capital gains – due mainly to exchange rate changes between the date of addition and disposal and the valuation on the balance sheet date – was only partly offset by other income or write-ups on capital and current assets and income from securities disposals.

The EUR 8m release of the special reserve with an equity portion (previous year: EUR 24m) contains the pro rata release of the special item relating to aircraft.

Operating expenses totalled EUR 13.9bn and were 6.5 per cent up on the year. The main reasons were the EUR 696m higher cost of materials and EUR 0.4bn higher staff costs.

The cost of materials and services was EUR 8.3bn and now accounts for 59.5 per cent of overall operating expenses (previous year: 58.0 per cent). Of the EUR 696m increase in the cost of materials and services, fuel costs alone accounted for EUR 523m, which rose by 23.3 per cent to EUR 2.8bn. Only 2.4 per cent of higher fuel costs was due to higher volume, while 21.9 per cent was due to higher fuel prices in US dollars. The strong euro had only a minor effect, reducing the cost by 1.0 per cent.

Had it not been for the positive result of price hedging, which saved EUR 123m (previous year: EUR 244m), fuel costs would have been even higher.

Costs of services purchased rose by 3.2 per cent on the year to EUR 5.5bn.

Fees and charges at EUR 2.3bn continue to constitute the largest item of expenditure under services purchased. As a result of the increase in passenger numbers to 53 million and of higher prices, passenger charges rose by 18.9 per cent, leading to a 3.2 per cent overall increase in this item.

Costs of technical services purchased at EUR 1.2bn were 4.3 per cent lower than the previous year. Adjusted for consumption of the provisions made in the previous year for future maintenance work, this item would have been 2.6 per higher than in the previous year.

Charter costs incurred largely for regional partners in connection with Lufthansa's regional concept were also unchanged on the year at EUR 1bn.

In financial year 2006, Lufthansa's staff costs totalled EUR 2.7bn, which was 20.1 per cent up on the year.

With annual average staff numbers up again by 2.3 per cent, staff wage and salary costs rose by 3.0 per cent. While social security costs were on a par with the previous year, pension provisions climbed by EUR 394m. The increase was due mainly to a valuation of pension provisions based for the first time on a long-term capital market interest rate of 5.25 per cent. That led to EUR 343m in additional allocations.

Depreciation costs fell by EUR 105m or 19.3 per cent to EUR 438m in the financial year 2006. The progressive reduction in annual depreciation resulting from the declining balance method of depreciation was not offset by first-time write-downs on newly delivered aircraft.

Other operating expenses totalled EUR 2.6bn and were 6.9 per cent or EUR 189m down on the year. That was due to the previous year's value adjustments on claims against various American LSG subsidiaries totalling EUR 230m. Exchange rate losses and other items classified as other operating expenses were roughly at the previous year's level.

A positive financial result once again The financial result at EUR 671m was significantly higher than the previous year's EUR 451m. For 2006 it consists of EUR 705m (previous year: EUR 415m) in investment earnings, a EUR -16m (previous year: EUR +74m) interest balance and other financial items amounting to EUR -18m (previous year: EUR -38m).

The marked improvement in investment earnings was due mainly to LSG AG's profit contribution of EUR 90m, whereas in the previous year, due to the burden on results of essential risk provision for LSG AG's US commitments, a EUR 377m loss had to be borne. In addition, Lufthansa Technik AG and Lufthansa Cargo AG made profit contributions EUR 109m higher on the year. Conversely, Lufthansa Commercial Holding's profit transfer to the parent company was down EUR 282m to EUR 89m. In the previous year Lufthansa Commercial Holding's profit transfer included EUR 312m in profits from the sale of shares in Amadeus Global Travel Distribution S.A. and Loyalty Partner GmbH.

The interest balance in financial year 2006 was EUR -16m (previous year: EUR +74m). The reason was for the most part a EUR 63m fall in interest income due to the EUR 1bn decline in cash, cash equivalents and securities held.

Write-downs on financial assets totalled EUR -18m (previous year: EUR -38m). In both years they were attributable almost entirely to value adjustments on long-term US dollar shareholder loans to LSG Holding AG.

The financial and operating results combine to make up a pre-tax profit of EUR 679m (previous year: EUR 491m).

Dividend proposal After deduction of EUR –156m in taxes Deutsche Lufthansa AG earned a net profit for the year of EUR 523m in 2006. After transferring EUR 202m to free revenue reserves the Company posts EUR 321m in distributable earnings, that is for the payment of a dividend of EUR 0.70 per share. The Executive Board and Supervisory Board will submit a proposal to that effect to the 54th Annual General Meeting on 18 April 2007.

Operating cash flow EUR 1.2bn Operating cash flow, defined as the inflow of funds from current business activity, reached EUR 1.2bn and was 39.1 per cent up on the previous year's EUR 890m.

In financial year 2006 Lufthansa invested a further EUR 670m (previous year: EUR 490m) in new aircraft and advance payments for new aircraft. EUR 90m was for the purchase of two A340-600s and EUR 485m was mainly for advance payments for B747s, A380s and A340s. EUR 1.3bn in investment in financial assets was financed by EUR 1.1bn in repayment of loans financed in previous years. To finance future payment obligations arising from staff pension entitlements, Lufthansa again invested liquid funds totalling EUR 65m in the Lufthansa Pension Trust on a long-term basis for investment in various fixed-interest bonds and share-based funds. EUR 539m in cash and securities held as cash equivalents was used to redeem financial liabilities. A further EUR 350m in short-term funding was invested in long-term note loans. In all, investment, income from asset disposals and sales of securities led to a EUR 337m net inflow of funds. With a cash flow of EUR 1.2bn and EUR 2bn in gross investments, the internal financing ratio increased significantly to 61.0 per cent (previous year: 39.9 per cent).

Balance sheet total unchanged at EUR 15bn The balance sheet total fell slightly by 1.5 per cent or EUR 228m to EUR 15.2bn. With fixed assets up by EUR 488m, current assets fell by EUR 716m. Financial assets rose by a total of EUR 310m. Additions from cash investment in an aircraft leasing company (EUR 298m), an increase in Lufthansa's shareholding in Fraport AG (EUR 92m) and other allocations to the Lufthansa Pension Trust (EUR 65m) were countervailed by a EUR 174m decline in lending.

The repayment of financial liabilities totalling EUR 539m, EUR 350m invested in bonded loans and a further transfer of EUR 65m to the Lufthansa Pension Trust led to a EUR 1bn decline in cash and cash equivalents held. Conversely, payables increased by EUR 328m.

As a result, the balance sheet structure showed a significant shift toward capital assets that now make up 68.9 per cent of the balance sheet total (previous year: 64.8 per cent).

On the liabilities side, commercial equity increased by EUR 289m with the higher net profit for the year and now totals EUR 3.3bn (previous year: EUR 3bn).

The commercial equity ratio rose by 2.2 percentage points to 21.7 per cent.

Long-term capital borrowing at the Company's disposal rose by EUR 1.1bn, due in particular to a EUR 500m euro bond raised in the financial year and to the EUR 566m increase in pension provisions.

The proportion of long-term funding in the balance sheet total rose accordingly by 9.8 percentage points and now amounts to 62.4 per cent (previous year: 52.7 per cent). Fixed assets are now 90.6 per cent (previous year: 81.3 per cent) covered by long-term funding.

Net balance sheet assets fell to EUR 270m (previous year: EUR 422m[1]). Taking into account the cash value of outstanding financial leasing instalments not included in the balance sheet, net assets were also reduced – to EUR 215m (previous year: EUR 356m[1]).

Statutory information required by § 289 Para. 2 No. 5 HGB and § 289 Para. 4 HGB

Capital stock and voting rights Deutsche Lufthansa AG's EUR 1,172m of capital stock is divided into 457,935,558 registered individual share certificates. Each certificate holds a EUR 2.56 share of the capital stock. The transfer of shares is restricted and subject to the Company's approval. The Company may only refuse permission for transfer if there is reason to fear that the share register entry might jeopardise its air traffic rights.

Each registered share holds one vote. Shareholders exercise their rights and cast their vote at the Annual General Meeting in accordance with statutory regulations and the Articles of Association.

[1] Adjusted to the system for the reporting year.

To retain its air traffic operating licence under European law and its air traffic rights to fly to international destinations outside Europe, the proportion of foreign shareholders must not exceed 50 per cent of the Company's capital stock. That is why Deutsche Lufthansa is authorised under § 4 Para. 1 of the German Aviation Compliance Documentation Act (LuftNaSiG) together with § 71 Para. 1 No. 1 of the German Stock Corporation Act to buy back Lufthansa shares to prevent imminent excessive foreign control once the proportion of foreign shareholders reaches 40 per cent.

Once the proportion of foreign shareholders reaches 45 per cent the Company is authorised, subject to Supervisory Board approval, to increase the capital stock by issuing new shares against cash contribution by up to 10 per cent and to rule out a subscription right for existing shareholders (§ 4 Para. 2 and 3 LuftNaSiG together with § 4 Para. 4 of the Company's Articles of Association). If the proportion of foreign shareholders approaches 50 per cent the Company is entitled to refuse permission for new foreign shareholders to be entered into the share register (§ 5 Para. 1 of the Articles of Association).

Should the 50 per cent level of share ownership by foreign shareholders be exceeded, Deutsche Lufthansa is authorised to require most recently registered shareholders to sell their shares and, if they fail to do so within four weeks, to declare the shares in question, in return for compensation and after a further grace period of three weeks, to be null and void (§ 5 LuftNaSiG).

On 31 December 2006, 44.1 per cent of the shareholders in Deutsche Lufthansa's share register were either persons who were not German nationals or companies that were not domicile in Germany.

Authorised capital, conditional capital and share buy-backs Deutsche Lufthansa holds up to EUR 225m in authorised capital:

A resolution passed by the Annual General Meeting on 25 May 2005 authorised the Executive Board until 24 May 2010, subject to approval by the Supervisory Board, to increase the Company's issued capital on one or more occasions by up to EUR 200m by issuing new registered shares against cash or kind (Authorised Capital A). In principle, existing shareholders are entitled to subscribe to this issue.

A resolution passed by the Annual General Meeting on 16 June 2004 authorised the Executive Board until 15 June 2009, subject to approval by the Supervisory Board, to increase the issued capital by up to EUR 25m by issuing new registered shares to employees (Authorised Capital B) against a cash contribution. Existing shareholders may not subscribe to this issue.

The Executive Board is authorised until 16 May 2011 to issue bear or registered convertible bonds and/or bonds with warrants totalling up to EUR 1.5bn. They entitle the holders to buy up to 45,792,000 Lufthansa shares (around 10 per cent).

In addition the Company is authorised to buy back Lufthansa shares until 6 November 2007. The proportion of shares acquired on the basis of this authorisation, along with any other Lufthansa shares that the Company has already acquired and still holds, must at no time amount to more than 10 per cent of the issued capital.

For further information on authorised capital, conditional capital and share buy-backs see Note 9 in the Financial Statements of Deutsche Lufthansa AG.

Basics of the remuneration system Executive Board remuneration consists of a basic remuneration and a variable remuneration that is pegged to the development of the Company's operating result. In addition, Board members may also take part in option programmes for senior executives. Supervisory Board members receive a fixed and a variable remuneration. The variable remuneration depends on the dividend paid for the financial year. For details of Board members' remuneration see the Financial Statements of Deutsche Lufthansa AG (Note 27).

Important shareholders According to the notification received by the Company on 7 July 2006, 10.56 per cent of the voting rights are held by AXA S.A., Paris there of 10.09 per cent of the US subsidiary Alliance-Bernstein LP. No other shareholders hold more than 10 per cent of the issued capital.

Appointment/Dismissal of Board members and amendments to the Articles of Association The Supervisory Board appoints the members of the Executive Board and determines their number. The Supervisory Board can countermand the appointment of an Executive Board member and the appointment of an Executive Board chairman for good cause. Amendments of the Articles of Association must be passed at an Annual General Meeting by a majority of at least three quarters of the capital stock represented when the vote is taken.

System for the timely detection and management of risks As an international airline Deutsche Lufthansa AG is exposed both to general entrepreneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilisation risks, strategy-related risks, political risks, operational risks, procurement risks, wage policy risks, IT risks and financial and treasury management risks.

Lufthansa's risk management strategy permits the Group to exploit business opportunities that present themselves as long as a risk-return ratio in line with market conditions can be realised and the associated risks are an appropriate and sustainable component of value creation.

Deliberate management of entrepreneurial opportunities and business risks is an integral part of Lufthansa's corporate management and decision making. Consequently, the Group's system for the timely detection and management of risks consists of a large number of components that are systematically embedded in the entire organisational and operational structure of the Group and its enterprises. There is no autonomous organisational structure; instead, risk management is regarded as a primary responsibility of the managers of all business entities and of the process and project managers in the Group companies. One of their management responsibilities is to ensure that the staff are also integrated into the risk management system.

The Risk Management Committee ensures, on behalf of the Executive Board, that risks are identified and assessed continuously across functions and processes. It is responsible for the system's constant further refinement and for verifying its effectiveness. It reports regularly to the Executive Board. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Group's risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal audit department.

All major potential risks to the Group's profitability or continued existence are documented in a risk map. This risk map is regularly updated and extended. Major risks are defined as dangers which per se might cause damage equal to at least one third of the earnings result necessary to maintain the Group's inherent value. Due account is taken of potential interdependencies between different risks. The measures designed to ensure the timely detection, limitation and elimination of these risks within the framework of Lufthansa's risk management system are themselves regularly reviewed and reinforced.

Over and above appropriate insurance solutions, contingency plans tailored to each individual risk situation are in place for the purpose of combating and controlling risks.

An analysis of risks, together with possibilities of limiting and overcoming them, also forms an integral part of the Group's strategy development process and is incorporated into operational Group planning.

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (PwC) auditors examined Lufthansa's system for the early detection of risks as part of their audit of the annual financial statements. They confirm that the system meets the defined requirements.

Risks and opportunities inherent in future development The effects of global economic trends and uncertainties of economic development in a number of countries and regions have a fundamental impact on Lufthansa. Cyclical economic changes as a rule first affect demand for scheduled aviation services. The world economy grew significantly in 2006 in spite of a further increase in crude oil prices. The persistently favourable financial terms, resurgent corporate profitability in the industrialised countries and robust growth in emerging markets led to a strong expansion of world trade. Potential risks that might jeopardise this trend are a further lasting increase in oil prices, geopolitical risks such as war and terrorism or pandemic diseases to which the global aviation industry is ever more prone. The price of kerosene continued to rise in 2006 and that is reflected in Lufthansa's results. By August the price of crude oil was 27 per cent higher than the previous year, since when it fell by the end of the year to around USD 60 per barrel. In the futures markets, however, the price has not fallen

as steeply as in the spot markets. The petroleum market continues to be very volatile and a further increase in prices cannot be ruled out. Fuel costs rose by 23.3 per cent during the course of the year. As a result the fuel bill increased to EUR 2.8bn in 2006.

Airlines all over the world, including those of the Lufthansa Group, responded to this trend by successfully imposing surcharges. In this way and by means of routine price hedging much of the additional burden was offset. Although the market accepted the imposition of fuel surcharges, a negative effect on the demand trend cannot be ruled out if fuel prices were to rise again beyond the 2006 peak.

In predicting how business will develop Lufthansa is expecting a further-increasing demand for flight services encouraged by world economic growth. At the same time increased competition in the airline industry will have to be reckoned with. The fleets of Asian and Middle Eastern airlines are growing most strongly on long-haul routes. Further surplus capacities are forecast for when the Airbus A380 is launched, and they can only exacerbate the existing competitive pressure. The low-cost airlines are also expected to continue to derive disproportionate benefit from growth in Europe. Following the first airline mergers in Europe the trend toward further consolidation will continue. Smaller airlines in particular will very soon have to decide on the future alignment of their business models, and high fuel prices and results that for some airlines are already negative may force them to decide even sooner. Lufthansa is positioned well in this environment. It has a strong position in aviation and will continue, together with its partners, to strengthen it. Its route network is being expanded in line with the market. Orders for new, modern aircraft have taken economic and environmental requirements into account. Moreover, services for the growth markets of China, India and Eastern Europe are being improved systematically.

In the face of competition the Frankfurt, Munich and Zurich hubs are not only to retain their importance and quality of connections with due regard for operating efficiency but to be developed further in keeping with market potential, customer preferences and quality and cost structures. For this purpose the entrepreneurial responsibility of the hub managements in Frankfurt and Munich for their regional markets have been extended to network structure and results. Hub workflows and structures pave the way for improvements in the quality of ground services and jointly with in-flight innovations lay the groundwork for keeping the Lufthansa brand's promise.

The integration of SWISS is being taken further forward. Higher productivity and continuous cost reduction by means of appropriate programmes underpin growth. We also plan to play an active role in consolidation of the European aviation industry – where the conditions are right.

Staff risks The commitment and efficiency of its employees are of decisive importance for the Lufthansa Group's growth and development. Lufthansa faces increasingly fierce competition for highly qualified specialist and managerial staff. Ways in which it deals with this challenge are by maintaining close contacts with universities and operating a recruitment programme that is specially geared to its requirements. Attractive staff development programmes and performance-related pay form the basis of recruiting and retaining staff.

Competition Competitiveness in the airline industry, heavily dependent as it is on the cyclical development of the overall economy and on geopolitical factors, hinges on how flexibly a company can react to changes in demand. A key requirement remains keeping fixed costs flexible and variable, and this can be decisive in gaining a competitive edge.

Staff costs have been made more flexible by the collective wage agreements concluded for ground staff and cockpit and cabin crews with the unions as part of the Concerted Action programme. This enables Lufthansa to react quickly to fluctuations in demand and to better equalise economic consequences. Competitive wage agreements tailored to the specifics of each segment with new and competitive pay scales have been negotiated for all business segments. Aircraft and staff productivity have likewise been raised further and flexibility of response in deployment planning for cockpit crews and cabin staff has been improved substantially. Another crucial competitive factor, however, is the continuous improvement of cost structure. At the beginning of 2004 Lufthansa launched a comprehensive action plan to reduce costs. By the end of 2006 it was concluded successfully, with savings totalling EUR 1.2bn being achieved.

Ensuring profitable average yields requires offering customers in the premium segments a convincing portfolio with identifiably enhanced product and service features. To meet business travellers' particular need for comfortable flight conditions Lufthansa has launched the Lufthansa Private Jet product and substantially upgraded the comfort of its Business Class product on both long- and short-haul routes by blocking the middle seat.

With the introduction of services for HONCircle members and First Class passengers and the opening of the First Class Terminal in Frankfurt Lufthansa offers these customers a new dimension in exclusive travel. The ongoing positive trend in numbers of First and Business Class passengers testifies to the success of these measures. In intercontinental traffic the proportion of premium tickets has increased significantly once more.

To counteract losses of market share in the price-sensitive customer segment in Germany and Europe Lufthansa launched the "Programm Hamburg" and "betterFly" projects. These competitive offer and price structures have succeeded in increasing passenger numbers significantly, making better use of available capacities.

Infrastructure The planned extension of the runway and terminal system at Frankfurt Airport is a key precondition if this Lufthansa hub is to continue to hold its own against competition and consolidate its position as a leading international air traffic hub. For Lufthansa the extension also provides an opportunity to participate in the aviation industry's long-term growth and to implement extensive product and process improvements that will help to make the Frankfurt hub even more competitive.

In spite of continuing resistance from opponents of the extension, planning permission to expand the airport's capacity is still expected in the second half of 2007. Frankfurt Airport operator Fraport AG succeeded in 2006 in invalidating a major objection. In November 2006 it signed a memorandum of understanding to purchase from Kelsterbach chemicals manufacturer Ticona GmbH land that is needed to build the runway. By 30 June 2011 all works facilities there are supposed to have been removed. Now agreement has finally been reached, Celanese and Ticona will waive their objections and drop their suits against Frankfurt Airport and the proposed extension. That would eliminate a major risk facing timely completion of the north-west runway. To ensure a competitive future for the location, repercussions of the acquisition on the development of airport fees must be ruled out. Approaches have since been made to Fraport on this point and form part of the consultations on the further development of airport charges at the Frankfurt location. Fraport AG has since also embarked on the measures required to update the airport's terminal areas (Terminals B, C and D). These works may lead to temporary impairment of passenger handling. Lufthansa and Fraport are together endeavouring to reduce these to a minimum for passengers. Decoupling the proposed Terminal A0 from the planning application has meant that planning is secure for this project and the application can go ahead. Lufthansa has already started work on the Airbus A380 hangar and the LSG plant. These projects are also being taken forward by means of separate planning applications. Further investment in terminal infrastructure (lounges and departure gates) is planned. In spite of delays in delivery of the new widebody Airbus A380 Lufthansa is determined to keep to the proposed schedule.

A practicable arrangement for night flights at the Frankfurt airport is indispensable if the new capacities are to be used economically and in line with requirements. Without one, Lufthansa would need in the medium term to transfer parts of its flight schedule structure to other hubs.

Bottlenecks in European air traffic control systems are continuing to cause substantial flight delays. These shortcomings are affecting the results of all European airlines. They are also jeopardising the sector's ability to keep pace with the growing demand for air transport services. Together with its competitors, Lufthansa is therefore urging the European Commission and national governments to establish an efficient system of air traffic control throughout Europe. Lufthansa has consistently underscored the importance of infrastructure and institutionalised it by means of the Air Traffic for Germany initiative that it launched jointly with airports, air traffic control and public authorities. A master plan has since been put forward for infrastructure development, especially airport development. The European Center for Aviation Development (ECAD), set up in response to this initiative, is drawing up a soundly based and forward-looking blueprint strategy for the air traffic location. Key elements of the master plan have been accepted by the German government as a basis for its further work.

International competition is increasingly spreading to embrace the combined systems of airports, air traffic control authorities and airlines. This requires all players in air transport to stay competitive and join forces in a system partnership to achieve greater efficiency for the location. Plans to privatise air traffic control may have failed for the time being, but Lufthansa has underscored its interest in joining a German industry consortium to take over the German air traffic control authority whenever privatisation is back on the agenda.

Alliance development One of the mainstays of Lufthansa's commercial success is its integration into the world's leading network systems, the Star Alliance. With its summer 2007 timetable it offers its customers coordinated flight connections to 843 destinations in 153 countries. The Star Alliance is set to grow in China now that it has recruited Air China and Shanghai Airlines as new partners. In the United States our alliance partners United Airlines and US Airways have successfully concluded their Chapter 11 proceedings now that the credit committees have agreed to the restructuring plans put forward by United Airlines and following the merger of US Airways with America West. By this the alliance retains access to the transfer connections to cover the important US market extensively. The withdrawal of VARIG from the Star Alliance due to insolvency has been offset by providing alternative capacities. In cooperation with SWISS, Lufthansa has restructured its South American services and added to them by increasing SWISS frequencies. Flights to Buenos Aires, Santiago de Chile and other destinations in South America are now routed via Sao Paulo and in some cases code-shared with SWISS.

Exchange rate-, interest rate- and fuel price-risks
As an internationally operating aviation group, the Lufthansa Group bears the risk of rising costs as a result of changes in fuel prices, interest rates and exchange rates. Lufthansa's corporate policy is to limit these risks inter alia by means of a systematic financial management strategy using suitable management and control systems to measure, steer and monitor these risks. With this in mind, Lufthansa makes use of internal guidelines that are laid down and constantly updated by the Executive Board. Compliance with these guidelines is monitored continuously by the Group's financial controlling and internal audit departments. In addition, current hedging strategy is constantly discussed by cross-division management committees. Furthermore, the Supervisory Board is regularly informed of the exposure positions. For a detailed account of the current risk positions in connection with the exchange rate, interest rate and fuel price hedging transactions, see the Financial Statements of Deutsche Lufthansa AG, Note 15.

In the context of exchange rates connected with operational business Lufthansa is a net payer in respect of the US dollar, mainly owing to fuel-related payments, which are always denominated in dollars. All other currencies generally show net surpluses. The euro equivalent of the planned exposures from these other currencies that need to be hedged currently amounts to EUR 3.7bn. The main risk currencies are considered to be sterling, the Swiss franc, the yen and the Swedish krona. Exchange risks arising from the planned operational exposure are hedged progressively by forward contracts over a period of 24 months. The average hedging volume amounts to 50 per cent.

50 per cent of the currency risk arising from investment in aircraft is hedged as soon as the Executive Board agrees. In the final 24 months prior to an outgoing payment the hedging rate is increased by 10 percentage points every six months. Besides forward contracts, corridor options are used for hedging purposes.

Lufthansa aims to ensure that 85 per cent of its financial liabilities are subject to floating interest rates. This ratio takes due account of the twin objectives of long-term minimisation of interest expenses and reducing the volatility of earnings. That is why Lufthansa deliberately hedges only 15 per cent of the interest rate risks arising from financial liabilities. Foreign currency risks in association with financial liabilities are, as a matter of course, fully hedged by means of cross-currency swaps. The euro equivalent of the financial liabilities of Lufthansa and its subsidiaries that need to be hedged currently stands at EUR 2.9bn.

Annual fuel consumption is a major cost item, accounting for 19.9 per cent of Lufthansa's total operating expenses. Large swings in fuel prices can thus have a significant impact on the operating result. Lufthansa therefore employs a rule-based fuel price hedging strategy with a time horizon of 24 months. Its aim is to reduce fuel price fluctuations. Hedges are mainly concluded on crude oil. In addition, short-term (six-month) hedges are concluded on the price difference between kerosene and crude oil.

At the reporting date crude oil prices had been concluded for 85 per cent of anticipated fuel requirements in 2007 in the form of corridor options and other hedging combinations. For 41 per cent of fuel requirement for 2007 the effect of the hedge against an extreme price increase is limited by offsetting transactions. At the reporting date hedges had been concluded for 30 per cent of the likely fuel requirement for 2008 in the form of corridor options and other hedging combinations. For 15 per cent of the fuel requirement for 2008 the effect of the hedge against an extreme price increase is limited by offsetting transactions.

If fuel prices were to drop far below the price level at the end of 2006, Lufthansa's total expenses would be significantly reduced. The associated potential cost relief would be partly limited by the put options written in the context of the chosen hedging instruments.

Liquidity risks Lufthansa's business environment, which is permanently in a state of flux, and the aviation industry's sensitivity to economic and social disruptions make constantly updated liquidity planning and sufficient liquidity reserves essential. That is why Lufthansa employs a financial reporting system that for all companies in which the Lufthansa Group has a majority holding provides information on the actual financial status and expected payment flows centrally according to a standardised structure. The planned payment flows of all Group companies for the next 24 months, broken down by currency and reported at the end of each month, provide an up-to-date picture of the anticipated liquidity pattern. To deal with cyclical fluctuations Lufthansa maintains a minimum cash and cash equivalent reserve of at least EUR 2bn.

In addition, it can draw on a further EUR 2bn of free credit lines.

Financing risks Lufthansa is currently the only European airline with investment grade ratings. By virtue of these ratings it can fall back on a number of different financing instruments on the use of which it regularly relies for essential investments. In its choice of suitable instruments Lufthansa seeks to minimise its financing costs while maintaining operational and financial flexibility. The Lufthansa Group owns a proportion of unencumbered aircraft counting for about 73 per cent that can be used at any time as loan collateral. These aircraft represent about 83 per cent of the total capacity in terms of maximum take-off weight (MTOW). In addition, Lufthansa has longstanding relationships with a large number of banks. During critical situations in the past these banks have proved to be reliable partners for Lufthansa irrespective of fluctuations on the capital market.

Credit risks The sale of passenger and freight documents is undertaken largely by broker. These brokers are mostly linked to country-specific clearing systems. The broker's creditworthiness is reviewed continuously by the respective clearing houses and is partly covered by guarantees or collateral. The receivables credit risk of sales agents is relatively low owing to broad global diversification and fixed payment cycles. Moreover, many tickets are paid for by credit card and these credit card payables are billed in a very timely manner via the airlines. So the risk of default is for the most part limited to fraud by individual customers.

Inter-airline receivables and payables are mainly settled on a bilateral basis or via an International Air Transport Association (IATA) clearing house. The general net settlement method of offsetting all receivables and payables at monthly intervals leads to a marked reduction in debtor default risk. In addition, the IATA clearing house demands securities from parties with payment difficulties. In bilateral billing a separate surety is required in individual instances in the respective performance contract.

In the event of an airline bankruptcy under US Chapter 11 proceedings or comparable insolvency arrangements in other countries, the risks are likewise limited. As a rule airlines that are seeking protection from creditors apply to the bankruptcy court for an exemption that allows them to maintain existing business relationships. In the past this application for exemption has always been granted by the court, thereby facilitating the continuation of high-volume and mutually lucrative interline business. The granting of an exemption entails unconditional payment of all existing receivables and particularly stringent monitoring of payment behaviour during the restructuring phase. In the event of a negative decision by the bankruptcy court Lufthansa is entitled to cease all services and payments immediately.

Lufthansa concludes many different types of financial market transactions. The counterparty default risk arising from financial market transactions is defined as the risk resulting from a potential default of the contracting business partner. The objective of the counterparty limit system in use at Lufthansa is the permanent assessment and management of this counterparty default risk. It was approved by the Executive Board in the context of adopting the compendium of financial management guidelines.

A maximum permissible risk is defined for each counterparty (as a rule banks and oil companies). This is largely derived from the rating of recognised rating agencies. The execution of hedging transactions in the case of oil companies is mostly outsourced to subsidiaries that have no rating of their own. If no declaration of warranty is provided by the parent company, a maximum credit line of EUR 20m can be set for these companies.

Within the defined counterparty limit the trading units may conclude individual transactions, such as financial investments, foreign exchange-, interest rate- and fuel financial derivatives as well as leasing deals, directly with counterparties. The degree of utilisation of these counterparty limits through existing financial market transactions is computed and reported on each business day. Any breach of the limits triggers an escalation process during which the initiation of further measures is decided.

Insurance It is growing more difficult for European airlines to insure themselves against terrorist attacks involving weapons of mass destruction. Specialised insurance companies have largely stopped offering comprehensive cover for damage to aircraft in connection with these risks. Given that comprehensive insurance is not mandatory for an airline's operating licence, there is no risk of aircraft being grounded as a result.

For third-party insurance the aviation industry has collaborated in drawing up proposals to replace a total exclusion of cover for damage caused by weapons of mass destruction by limited cover of the third-party risk. Lufthansa welcomes and supports the efforts of the European Commission to achieve a uniform solution since the international community is the true target of any such attacks.

Executive and Supervisory Board members are liable to damages for any culpable breach of their duties toward the Company. Directors' and officers' (D&O) liability insurance cover has been taken out for both bodies with a suitable excess.

Events occurring after the balance sheet date

Lufthansa sells its stake in Thomas Cook to KarstadtQuelle On 9 February 2007, Lufthansa sold its 50 per cent stake in the Thomas Cook travel group to KarstadtQuelle. The legal agreement follows the letter of intent from 22 December 2006. At the same time Lufthansa will increase its shareholding in Condor from 10 per cent to 24.9 per cent and take over Condor's stake of the Turkish airline SunExpress.

Lufthansa und ver.di reached new wage agreement On 17 February 2007, Lufthansa and the public service workers union ver.di reached an accord at the weekend on a new labour agreement that will run for a total of 17 months until the end of May 2008. Accordingly staff will receive a 3.4 per cent increase in their basic pay from May 2007 on. For the months of January to April 2007, a one-off payment of EUR 525 will be made. Employees will receive a share of the company's profits. The actual amount, which will be determined once the annual result for 2006 has been established, will be calculated on the same basis as before. The regulations concerning phased retirement will be extended until the end of 2009 in line with current legislation on phased retirement. Furthermore, both sides have agreed to prolong the "crisis" clause, which enables the company – under certain economic conditions – to flexibly adjust its personnel capacity to requirements.

Outlook The world economy is expected to continue to expand in 2007, although the 3.9 per cent world growth achieved in 2006 is likely to slow down to 3.3 per cent in 2007. Developments are likely to even out in individual regions, with growth recovering in the second half of 2007 and gaining momentum in 2008.

In the United States growth will slow down initially, mainly due to the downturn in investment in housing construction. The mainstay of the US economy in the years ahead will continue to be private consumption. From the second half of 2007 the economy is expected to regain momentum. Growth forecasts for the US economy are 2.3 per cent in 2007 and 3.2 per cent in 2008.

Cyclical development will slow down in Japan too in 2007. GDP growth is expected to be 1.9 per cent. From 2008 the Japanese economy is expected to recover slightly, by 2.1 per cent, mainly because Japanese exports will improve as a result of the expected US economic recovery.

Asian economic development should continue to be highly dynamic, but growth will be curtailed to some extent as a result of the slowdown in the United States and the euro area. GDP growth of 6.8 per cent is assumed for 2007 and 6.7 per cent for 2008. China will remain the locomotive of growth in Asia with anticipated GDP growth of 9.7 per cent in 2007 and 8.7 per cent in 2008.

Economic development in the euro area is expected to remain robust in 2007. Private consumption is expected to increase in view of the improved labour market situation. Investment is likely to slow down slightly. For the euro area GDP growth of 2.0 per cent is anticipated in 2007 and 1.9 per cent in 2008.

Although the increase in value-added tax may put an initial damper on the German economy, the upswing will continue. Endogenous buoyancy aids, accompanied by highly dynamic exports, are powerful enough to prevent the upswing from grinding to a halt. In 2007 the dynamism of investment will remain full of zest. Furthermore, employment is set to improve and thereby to consolidate consumption. In all, GDP growth in Germany is expected to be 1.8 per cent in 2007 and 1.7 per cent in 2008.

In its medium-term forecast IATA assumes average world passenger traffic growth of about 5 per cent per annum in passenger kilometres between 2006 and 2010. Above-average growth is predicted for traffic flows between Europe and Asia, Europe and the Middle East and within the Asia/Pacific region (China, India, Japan, Australia). Air freight is expected to grow even more rapidly than passenger traffic. Until 2011 world growth in air cargo traffic, measured in tonne-kilometres, is expected to average 6 per cent per annum. Traffic flows will grow most between the Asia/Pacific region and Europe and between the Asia/Pacific region and North America.

The perceptible economic recovery has given demand a marked boost in the Passenger Transportation business. The segment reported high growth rates, especially in Europe and the Asia/Pacific region, while in other traffic regions adjustments to capacities have led to significant revenue growth. With its services in the premium segment, especially on long-haul services, Lufthansa has now outpaced the competition. It will continue to pursue this strategy and to systematically upgrade its in-flight and ground service. At the same time Lufthansa is aiming for further profitable growth. To achieve it the network will be extended to include new routes and partners in line with demand. Capacity will be expanded, especially in Asian growth markets. In the process a larger, modern fleet will pay particular attention to cost- and environment-specific aspects. The integration of SWISS, which in 2006 not only made swifter progress than planned but also achieved significantly greater synergies, is expected to make further positive contributions toward results in the future too. The continued high oil price volatility will in contrast remain a burden. While price rises will have a direct effect on expenses, lasting price reductions will also have effects on income. Competition, especially from the many low-cost airlines around Europe with their low fares, is unremittingly fierce and weakens average yields. To counteract these factors high priority will be given to fuel price hedging for one. For another, after the successful conclusion of Lufthansa's action plan the focus in 2007 will continue to be on cost management. In the course of 2007 a new programme will be launched with view to increasing profitability still further.

Provided that the forecast of positive world economic development is not impaired by an exorbitant rise or fall in oil prices, by geopolitical risks or by pandemics, Lufthansa expects to be able to increase its operating result before special effects in 2007, followed by a further year on year increase in 2008.

Financial Statements of Deutsche Lufthansa AG 2006

Deutsche Lufthansa AG
Balance Sheet as of 31 December 2006

Assets			
in €m	Notes	**31.12.2006**	31.12.2005
Intangible assets		43	49
Aircraft		3,453	3,273
Other tangible assets		67	63
Investments	4)	6,927	6,617
Fixed assets	3)	**10,490**	**10,002**
Stocks	5)	25	24
Accounts receivable	6)	836	784
Other receivables and other assets	6)	1,545	1,269
Securities	7)	2,070	2,429
Cheques, cash in hand, Bundesbank balances, bank balances	7)	181	871
Current assets		**4,657**	**5,377**
Prepaid expenses	8)	**68**	**64**
Balance sheet total		**15,215**	**15,443**

Liabilities and shareholders' equity			
in €m	Notes	**31.12.2006**	31.12.2005
Capital stock	9)	1,172	1,172
Share premiums	10)	857	856
Retained earnings	10)	958	756
Distributable earnings	28)	321	229
Shareholders' equity		**3,308**	**3,013**
Special items with an equity portion	11)	**0**	**8**
Provisions	12)	**7,816**	**6,650**
Bonds		600	1,049
Liabilities to banks		407	459
Payables to subsidiaries		874	1,999
Other liabilities		2,172	2,212
Liabilities	13)	**4,053**	**5,719**
Deferred income		**38**	**53**
Balance sheet total		**15,215**	**15,443**

Deutsche Lufthansa AG
Profit and Loss Account for the Financial Year 2006

in €m	Notes	**31.12.2006**	31.12.2005
Traffic revenue	16)	12,694	11,808
Other revenue	17)	244	226
Turnover		**12,938**	**12,034**
Other operating income	18)	998	1,089
Cost of materials	19)	- 8,286	- 7,590
Personnel expenses	20)	- 2,652	- 2,209
Depreciation	21)	- 438	- 543
Other operating expenses	22)	- 2,552	- 2,741
Operating profit		**+ 8**	**+ 40**
Income from subsidiaries and associated companies	23)	+ 705	+ 415
Net interest	24)	- 16	+ 74
Write-down of investments and securities held as current assets	25)	- 18	- 38
Financial result		**+ 671**	**+ 451**
Profit on ordinary activities before taxation		**+ 679**	**+ 491**
Taxes	26)	- 156	- 36
Net profit for the year	28)	**+ 523**	**+ 455**
Transfers to retained earnings		- 202	- 226
Distributable earnings	28)	**+ 321**	**+ 229**

Deutsche Lufthansa AG
Statement of Fixed Assets Movements 2006

in €m	Acquisitions/production costs					Accumulated depreciation						Book values	
	as of 1.1.2006	Additions	Disposals	Transfers	as of 31.12.2006	as of 1.1.2006	Additions	Disposals	Write-ups	Transfers	as of 31.12.2006	as of 31.12.2006	as of 31.12.2005
I. Intangible assets													
1. Concessions, industrial and similar rights and assets and licences in such rights and assets	172	10	2	5	185	128	19	2	–	0	145	40	44
2. Advance payments	7	3	0	- 5	5	2	–	–	–	–	2	3	5
	179	**13**	**2**	**0**	**190**	**130**	**19**	**2**	**–**	**0**	**147**	**43**	**49**
II. Aircraft													
1. Aircraft and accessoires	10,103	168	24	137	10,384	7,333	402	24	11	–	7,700	2,684	2,770
2. Advance payments and plant under construction	503	502	99	- 137	769	–	–	–	–	–	–	769	503
	10,606	**670**	**123**	**–**	**11,153**	**7,333**	**402**	**24**	**11**	**–**	**7,700**	**3,453**	**3,273**
III. Other tangible assets													
1. Real estate, leasehold rights and buildings including buildings on third party land	131	2	10	0	123	86	6	8	–	–	84	39	45
2. Office and other equipment	139	19	14	0	144	121	11	12	-	0	120	24	18
3. Advance payments and plant under construction	0	4	0	0	4	–	–	–	–	–	–	4	0
	270	**25**	**24**	**0**	**271**	**207**	**17**	**20**	**–**	**0**	**204**	**67**	**63**
IV. Investments													
1. Shares in subsidiaries	2,945	298	1	–	3,242	395	–	1	–	–	394	2,848	2,550
2. Loans in subsidiaries	2,021	495	1,024	–	1,492	144	15	27	–	–	132	1,360	1,877
3. Other equity investments	1,024	92	0	–	1,116	160	–	–	25	–	135	981	864
4. Loans to companies held as other equity investments	–	–	–	–	–	–	–	–	–	–	–	–	–
5. Securities	1,069	72	0	–	1,141	3	–	–	–	–	3	1,138	1,066
6. Other loans	381	365	138	–	608	140	2	118	0	–	24	584	241
7. Prefinancing of leasehold	19	–	2	–	17	–	1	–	–	–	1	16	19
	7,459	**1,322**	**1,165**	**–**	**7,616**	**842**	**18**	**146**	**25**	**–**	**689**	**6,927**	**6,617**
Total fixed assets	**18,514**	**2,030**	**1,314**	**–**	**19,230**	**8,512**	**456**	**192**	**36**	**–**	**8,740**	**10,490**	**10,002**

Notes to Deutsche Lufthansa AG Financial Statements 2006

1) Application of the German Commercial Code

The financial statements of Deutsche Lufthansa AG are drawn up in accordance with the rules and regulations of the German Commercial Code (HGB) and the German Stock Corporation Act (AktG).

In the interests of clearer presentation, certain items that are grouped together in the balance sheet and the income statement are shown and explained separately in the notes. Over and above the statutory classification system, the entry relating to aircraft is listed separately in order to improve the clarity of the financial statements.

2) Accounting and general valuation methods

Intangible assets and tangible assets are stated at their purchase or manufacturing costs less scheduled depreciation.

In-house conversion rates for foreign currencies are set monthly in advance according to the rates of exchange on international markets. These serve as the basis for converting foreign currency items into euros in the month in which entries are made.

Accounts receivable/payable in foreign currency and receivables from/payables to subsidiaries in foreign currency, liquid funds and provisions are stated at the rate applying on the balance sheet date. For all other receivables/liabilities in foreign currency the lower/higher of cost or market principle is observed by comparing the purchase cost with the value on the balance sheet date.

The cost of capital goods acquired from abroad – mainly aircraft invoiced in US dollars – is determined by translation according to the conversion rates in effect at the time of payment. Assets for which payments are hedged against exchange rate fluctuations are valued/devalued within the framework of separate valuation units.

Intangible assets Acquired concessions and similar rights are generally depreciation at a rate of 20 per cent.

Tangible assets Scheduled depreciation of tangible assets is based on the purchase and manufacturing costs depreciated over the asset's useful life.

Low-value assets are written off completely in the year of acquisition.

Aircraft New aircraft are written down over twelve years to a residual book value of 15 per cent. Since the financial year 2000 aircraft deployed beyond the assumed useful life of twelve years have been written down to a residual book value of 10 per cent. New aircraft to which the provisions of Section 82f of the Income Tax Ordinance (EStDV) no longer apply are written down according to the declining-balance method and all others by the straight-line method. Aircraft acquired second hand are written off completely over eight years by the declining-balance method.

Other tangible assets Buildings are assigned a useful life of between 20 and 50 years. Buildings and installations on land belonging to third parties are written off according to the term of the lease or are assigned a shorter useful life. Office and other equipment is written off under normal conditions over three to fourteen years.

Office and other equipment acquired since the financial year 1997 is written down by the declining-balance method in accordance with the options under tax law; otherwise, office and other equipment is depreciated by the straight-line method.

In accordance with a change in tax law, movable tangible assets acquired since 31 December 2005 are written down according to the declining-balance method at a threefold rate by a maximum of 30 per cent.

Investments Investments are stated at their purchase price with due consideration being given to necessary value adjustments.

Current assets Raw materials and supplies are valued at acquisition costs, with stock risks being provided for by appropriate mark-downs.

Securities are shown at their purchase price with due account taken of any necessary value adjustments.

In addition to individual value adjustments necessary for known risks applying to other current assets, adequate provision is made for general credit risk by a write-down of each item by a standard amount.

Provisions Pension provisions are shown at their going-concern value, which is calculated according to actuarial principles on the basis of the 2005 G computation tables applicable from the financial year 2005. In contrast to the previous year an imputed interest rate of 5.25 per cent derived from the long-term level of capital market interest rates is used for the first time. This gave rise in the financial year 2006 to EUR 343m in additional transfers to provisions.

The valuation of other provisions takes into account all known risks judged on the basis of sound business practice.

Liabilities Liabilities are shown at repayment or present value.

Notes on Balance Sheet Items Assets

3) Fixed assets

Changes in individual fixed asset items during the financial year 2006 are shown in a separate table.

Over and above the Company's own aircraft listed in the Statement of Fixed Assets Movements and the balance sheet, additional aircraft were chartered, in some cases complete with crews.

In addition, the Company has long-term leasing contracts for eight A340-600s, three A330-300s, two B737-300s, an Airbus A321, a Boeing 747-400 and two Airbus A340-300s.

4) Investments

The Company's principal equity investments are

Company	Share in %	Equity capital in €m	Earnings after taxes in €m
Lufthansa CityLine GmbH, Cologne	100	26	2*
Lufthansa Cargo AG, Kelsterbach	100	159	132*
Lufthansa Technik AG, Hamburg	100	369	169*
LSG Lufthansa Service Holding AG, Kriftel	100	314	55*
Lufthansa Systems AG, Kelsterbach	100	22	20*
Lufthansa Flight Training GmbH, Frankfurt/Main	100	20	8*
Lufthansa Commercial Holding GmbH, Cologne	100	142	65*
Delvag Luftfahrtversicherungs-AG, Cologne	100	30	8*
Lufthansa International Finance (Netherlands) N.V., Amsterdam	100	1	0**
Eurowings Luftverkehrs AG, Nuremberg	100[1]	63	5**
Air Dolomiti S.p.A.L.A.R.E., Ronchi dei Legionari	100	26	4**
British Midland plc, Donnington Hall	30	39	1****
Thomas Cook AG, Oberursel	50	588	168***
Aircraft Maintenance and Engineering Corporation, Beijing	40	105	14**
Malta Lufthansa Holding Ltd., Malta	100[2]	868	0**

* Before profit/loss transfer.
** Provisional result.
*** Financial year 1.11.2005 to 31.10.2006.
**** Financial year 2005.

[1] Computed shareholding (99.91%) inclusive of a call option on 50.91% of the shares.
[2] 99.99% rounded up.

The complete list of equity investments is published in the electronic edition of the German Federal Gazette (Bundesanzeiger).

5) Stocks

Stocks

in €m	**31.12.06**	31.12.05
Raw materials and supplies	14	15
Finished goods and merchandise	11	9
	25	**24**

6) Receivables and other assets

Receivables and other assets

in €m	**31.12.06**	of which due after more than one year	31.12.05
Accounts receivable	836	–	784
Receivables from subsidiaries	1,172	79	963
Receivables from companies held as other equity investments	32	11	29
Other assets	341	168	277
	2,381	**258**	**2,053**

7) Securities and liquid assets

Cash-in-hand and bank balances consist almost entirely of credit balances held with banks. Foreign currency balances not expected to be transferred in the foreseeable future are discounted by an appropriate mark-down and shown as other assets. Securities comprise only other investments; they contain shares in five money market funds amounting to EUR 2,052m and a fixed-rate short-term security holding amounting to EUR 18m.

8) Prepaid expenses

This item contains prepaid instalments and interest in connection with finance leasing agreements for aircraft amounting to EUR 30m.

Notes on Balance Sheet Items Liabilities and Shareholders' Equity

9) Capital stock

Deutsche Lufthansa AG's issued capital totals EUR 1,172.3m.

Issued capital is divided into 457,935,558 non-par registered shares, with each share representing EUR 2.56 of issued capital.

A resolution passed by the Annual General Meeting on 25 May 2005 authorised the Executive Board up to 24 May 2010, subject to approval by the Supervisory Board, to increase the issued capital by up to EUR 200m by issuing new non-par registered shares against cash or kind (Authorised Capital A). In principle, existing shareholders are entitled to subscribe to this issue. In the case of shares issued against contributions in kind this entitlement may be ruled out, while in the case of shares issued against cash contributions this entitlement may be ruled out in respect of residual amounts. The Executive Board is further authorised in the case of a capital increase against cash contributions to rule out, subject to approval by the Supervisory Board, a subscription right for existing shareholders on condition that the new shares so issued must not exceed 10 per cent of the issued capital and that the issue price must not be significantly lower than the market price.

A resolution passed by the Annual General Meeting on 17 May 2006 authorised the Executive Board up to 16 May 2001, subject to approval by the Supervisory Board, to issue with or without maturities bearer or registered convertible bonds and/or bonds with warrants on one or more occasions totalling up to EUR 1.5bn. In this connection, conditional capital was created to carry out a conditional increase of up to EUR 117,227,520 in issued capital by issuing up to 45,792,000 new non-par registered shares. The conditional increase in issued capital will be carried out only to the extent that the holders of convertible bonds or bonds with warrants exercise their conversion and/or option rights.

At the same Annual General Meeting the 19 June 2002 authorisation to issue convertible bonds or bonds with warrants was cancelled. In connection with that authorisation Lufthansa AG had with effect from 4 January 2002 issued EUR 750m in convertible loan stock. Existing shareholders were not allowed to subscribe to this issue. A total of 750,000 rights of conversion were issued that after the 2004 capital increase entitled the holders to convert them into up to 37,764,350 Lufthansa AG shares at a price of EUR 19.86 each. After early redemption of EUR 699m on convertible loan stock on 4 January 2006 and conversion of 309 conversion rights into 15,558 Lufthansa AG shares 50,384 conversion rights are still outstanding that entitled the holders to convert them into up to 2,536,958 Lufthansa AG shares at EUR 19.86 each.

A result of the conversion of 309 conversion rights into 15,558 shares was a EUR 39,828.48 conditional capital increase. That leaves conditional capital for a conditional EUR 117,187,692.52 increase in issued capital by issuing 45,776,442 new non-par registered shares.

The Annual General Meeting of 16 June 2004 authorised the Executive Board up to 15 June 2009, subject to approval by the Supervisory Board, to increase the issued

capital by EUR 25m by issuing new registered shares to employees (Authorised Capital B) against a cash contribution. Existing shareholders may not subscribe to this issue.

In the financial year 2006 the Company acquired a total of 1,007,754 shares of its own stock at an average price of EUR 16.21. That corresponds to 0.22 per cent of the issued capital.

The shares were used as follows:
- 816,655 shares were offered to employees of Lufthansa AG and 32 other subsidiaries and associates as a share in the 2005 profits at a share price of EUR 14.85.
- 189,586 shares were used as part of the performance-based variable remuneration of executives and staff paid at above-standard rates employed by the Company and 24 subsidiaries and associates at a price of EUR 17.70. Lufthansa AG and its Group companies have granted an outperformance option on these shares giving the beneficiary the right at the end of the programme to a cash payment depending on the performance of the Lufthansa share compared with that of an index of competing airlines.
- 1,107 shares were allocated to employees from the previous year's programme at a price of EUR 12.78.

406 shares were resold at an average price of EUR 15.16.

At the balance sheet date no own shares remained in the portfolio.

14 July 2006 disclosure on ownership structure in compliance with Section 25 Para. 1 WpHG (Securities Trading Act) AXA Investment Managers Deutschland GmbH, Bleichstrasse 2–4, 60313 Frankfurt has notified us in the name of and with the express authority of AXA S.A., Paris, 25 avenue Matignon, 75008 Paris, France, on 7 July 2006 that:

The voting rights of AllianceBernstein L.P., 1345 Avenue of the Americas, New York, NY 10105, USA, in Deutsche Lufthansa AG exceeded the threshold of 10 per cent on 3 July 2006 and now amount to 10.09 per cent. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para.1 Sentence 1 No. 6 WpHG.

The voting rights AllianceBernstein Corporation, 1345 Avenue of the Americas, New York, NY 10105, USA, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.09 per cent on 3 July 2006. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para.1 Sentence 1 No. 6 in connection with § 22 Para.1 Sentence 2 WpHG.

The voting rights of Equitable Holdings, LLC, 1290 Avenue of the Americas, New York, NY 10019, USA, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.09 per cent on 3 July 2006. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para.1 Sentence 1 No. 6 in connection with § 22 Para.1 Sentence 2 WpHG.

The voting rights of AXA Equitable Life Insurance Company, 1290 Avenue of the Americas, New York, NY 10019, USA, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.09 per cent on 3 July 2006. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para.1 Sentence 1 No. 6 in connection with § 22 Para.1 Sentence 2 WpHG.

The voting rights of AXA Financial Services, LLC, 1290 Avenue of the Americas, New York, NY 10019, USA, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.09 per cent on 3 July 2006. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para.1 Sentence 1 No. 6 in connection with § 22 Para.1 Sentence 2 WpHG.

The voting rights of AXA Financial, Inc., 1290 Avenue of the Americas, New York, NY 10019, USA, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.09 per cent on 3 July 2006. These voting rights are to be credited to that company pursuant to §§ 21 Para. 1, 22 Para.1 Sentence 1 No. 6 in connection with § 22 Para.1 Sentence 2 WpHG.

The voting rights of AXA S.A., Paris, 25 avenue Matignon, 75008 Paris, France, in Deutsche Lufthansa AG rose above the threshold of 10 per cent to 10.56 per cent on 3 July 2006. Thereof are 10.50 per cent to be credited to AXA S.A. pursuant to §§ 21 Para. 1, 22 Para.1 Sentence 1 No. 6 in connection with § 22 Para.1 Sentence 1 WpHG and further 0.06 per cent pursuant to § 22 Para.1 Sentence 1 No. 1 WpHG.

Notice: The Paris-based AXA S.A. Group (parent company) is obliged by §§ 21ff. WpHG to issue the notice mentioned below since its voting shares in Lufthansa exceed the threshold of 10 per cent of the total and, including the stakes held by the Group's subsidiaries, now amount cumulatively to 10.56 per cent.

An ownership structure disclosure to this effect in compliance with Section 25 Para. 1 WpHG was published on 16 June 2006 when these companies' shareholdings exceeded the 5 per cent threshold.

10) Reserves

The share premium account contains the premiums resulting from capital increases and the receipts from the issue of debt securities for conversion options to acquire company shares. As a result of the conditional capital increase undertaken in the financial year 2006 EUR 269,153.40 was transferred to capital reserves.

The legally stipulated reserves contained in the retained earnings account continue to amount to EUR 26m; the remainder is other retained earnings.

EUR 202m of the net profit for the year was transferred to other retained earnings.

11) Special items with an equity portion

Until the end of financial year 2006 the difference between the depreciation allowed under commercial law and that permitted by tax regulations was shown under special items with an equity portion. Section 82f of the Income Tax Regulations (EStDV) permitted an extra depreciation allowance of up to 30 per cent of the acquisition costs of new aircraft purchased prior to 1 January 1995 to be claimed over and above scheduled depreciation.

Changes in special items with an equity portion boosted the profit on ordinary activities before taxation by EUR 8m (previous year: EUR 24m) and raised the net profit for the year by EUR 7m (previous year: EUR 24m).

12) Provisions

Provisions

in €m	**31.12.06**	31.12.05
Provisions for pensions and similar obligations	3,831	3,265
Tax provisions	159	21
Obligations in respect of unearned transportation revenue	1,747	1,341
Other provisions	2,079	2,023
	7,816	**6,650**

A company-based pension scheme was set up for employees working in Germany or seconded abroad following the Company's withdrawal from the public sector supplementary retirement pension scheme, VBL Versorgungsanstalt des Bundes und der Länder. The provisions for pensions further contain the transitional pension arrangements for flight personnel.

To secure the Company's retirement pension commitments, EUR 1.1bn in securities held as fixed assets was transferred to an independent custodian, the Lufthansa Pension Trust, at the balance sheet date.

Other provisions mainly consist of funds earmarked for outstanding bills and credit notes, staff costs, anticipated losses related to uncompleted transactions, rental and leasing commitments and maintenance.

To secure the Company's commitments contained under other provisions arising from partial retirement agreements, Lufthansa transferred EUR 27m of securities held as fixed assets to an independent custodian at the balance sheet date.

13) Liabilities

Liabilities

in €m	Due within one year	Due in later than five years	**Total 31.12.06**	Total 31.12.05
Bonds	–	500	600	1,049
Liabilities to banks	45	–	407	459
Advance payments for orders	–	–	–	1
Accounts payable	463	–	463	548
Payables to subsidiaries	872	–	874	1,999
Payables to companies held as other equity investments	49	–	49	42
Other liabilities	264	880	1,660	1,621
- of which for taxes	(37)		(37)	(38)
- of which relating to social security obligations	(4)		(4)	(35)
	1,693	**1,380**	**4,053**	**5,719**

Of the bonds, EUR 49m is convertible.

EUR 105m of the liabilities to banks is secured by aircraft and EUR 1m by liquid funds.

Of the other liabilities, obligations arising from financial leasing agreements totalling EUR 1,471m are secured by related aircraft.

EUR 341m of the liabilities under warranties relate to co-debtors' guarantees in favour of the Terminal One Group Association, L.P. Project joint venture at New York's JFK Airport. These are accompanied by compensatory claims against the other co-debtors amounting to EUR 256m.

14) Contingent liabilities

Contingent liabilities

in €m	**31.12.06**	31.12.05
Relating to guarantees, bill of exchange and cheque guarantees	724	778
Relating to warranties	640	1,045
Relating to the provision of collateral for third-party liabilities	3	3

The amounts listed contain EUR 686m in assumption of co-debtors' guarantees in favour of North American fuelling and handling firms. Offsetting this sum are compensatory claims against the other co-debtors totalling EUR 667m. Owing to annual accounts still pending, the aforementioned amounts are in some cases still provisional.

15) Other financial commitments

Commitment to order investments At 31 December 2006 the commitment to order investments in tangible fixed assets amounted to EUR 6bn. Of the resulting payment commitments, EUR 3.3bn is due in the years 2007 to 2010 and EUR 2.7bn in the years 2011 to 2015.

Obligations to take over company shares and to contribute capital to affiliates totalling EUR 214m and loan commitments amounting to EUR 256m existed at the balance sheet date.

Commitments from rental agreements The business premises consist almost entirely of properties rented as a rule for five to ten-year terms. Facilities at Frankfurt and Hamburg airports are rented for 30 years and partly prefinanced by Lufthansa. Annual rental payments amount to around EUR 193m.

Long-term financial leasing agreements for aircraft entered into by the balance sheet date cost EUR 29m in 2006, but these costs will fall in subsequent years to EUR 6m per annum.

Long-term operating leasing agreements with terms up to 2011 accounted for EUR 99m in costs in the financial year.

Exchange rate, interest rate and fuel price hedging

At 31 December 2006 the following exposures, mainly in the form of corridor options, existed from hedging operations designed to cover fluctuations in exchange rates, interest rates and fuel prices in USD:

Currencies			
Volume	Type of derivative	Average exchange rate in €	Maturity at the latest
USD 1,497m	Corridor options	0.85	2010
USD 4,232m	Forward purchases	0.7666	2013
JPY 50,476m	Forward sales	0.0072	2008
AUD 64m	Forward sales	0.5816	2008
GBP 272m	Forward sales	1.4372	2008
CZK 868m	Forward sales	0.0352	2008
HKD 1,237m	Forward sales	0.101	2008
CHF 390m	Forward sales	0.6486	2008
CAD 169m	Forward sales	0.682	2008
KRW 66,910m	Forward sales	0.0008	2007
PLN 210m	Forward sales	0.249	2008
THB 818m	Forward sales	0.0203	2007
ZAR 396m	Forward sales	0.1107	2008
NOK 1,055m	Forward sales	0.1241	2008
NZD 62m	Forward sales	0.5035	2008
SEK 1,794m	Forward sales	0.1084	2008

In addition, the following exchange rate hedges have been concluded with Group companies:

Volume	Type of derivative	Average exchange rate in €	Maturity at the latest
USD 47m	Corridor options	0.8742	2008
USD 150m	Forward sales	0.7974	2011
JPY 5,454m	Forward purchases	0.0073	2008
GBP 20m	Forward purchases	1.4696	2008
CZK 163m	Forward purchases	0.0354	2008
HKD 915m	Forward purchases	0.1016	2008
CHF 38m	Forward purchases	0.6443	2008
CAD 13m	Forward purchases	0.6824	2008
HUF 3,570m	Forward sales	0.0037	2008
KRW 24,065m	Forward purchases	0.0008	2007
PLN 11m	Forward purchases	0.2486	2008
ZAR 132m	Forward purchases	0.1124	2008
NOK 95m	Forward purchases	0.1243	2008
THB 704m	Forward purchases	0.0205	2007
SEK 192m	Forward purchases	0.1085	2008
SGD 34m	Forward purchases	0.5	2008

Interest rate hedges

Volume in €m	Type of derivative	Average exchange rate	Terms until latest
863	Euro swaps +3.625% to +6.25%	for 3- to 6-month Euribor +0.46% to +3.7%	2013
11	Yen swaps +3.318%	for euro +5.795%	2012
75	Yen swaps +3.321% to +3.726%	for 6-month Euribor +1.883% to +2.984%	2012
343	6-month USD Libor swaps +1.89%	for 1- to 6-month Euribor -0.998% to +1.923%	2016
9	USD swap +2.526%	for euro +1.255%	2016
12	6-month USD Libor swap +0.325%	for 6-month Euribor +0.353%	2017
17	USD swap +2.104%	for euro +0.68%	2017
46	6-month AUD Libor swap +0.62%	for 6-month Euribor +0.725%	2009
242	USD swaps +2.104% to +8.28%	for 6-month Euribor -3.45% to +2.835%	2017

In addition, the following interest rate hedges have been concluded with Group companies:

Volume in €m	Type of derivative	Average exchange rate	Terms until latest
5	Euro swap +2.99%	for 6-month Euribor	2008
9	USD swap +1.255%	for euro +2.526%	2016
54	6-month Euribor swaps -2.62% to -1.365%	for USD +2.526% to +2.641%	2016
9	USD swap +4.67%	for 12-month USD Libor +0.55%	2011
37	3- to 6-month Euribor swaps +0.63% to +1.923%	for 3- to 6-month USD Libor +0.60% to +1.89%	2014
10	3-month USD Libor swap +1.4%	for 3-month Euribor +1.33%	2013

Fuel price hedges

Type of derivative	Volume in %*	Average price level of hedging effect in USD/bbl	Maturity
Corridor options	43.8	77.57	2007
Corridor options	15.3	75.15	2008
Hedging combinations	41.3	52.69–71.39	2007
Hedging combinations	14.7	52.46–71.39	2008

* Percentage of anticipated fuel requirement.

In addition, for 8.8 per cent of the anticipated fuel requirement in 2007 the price difference between gasoil and crude and between kerosene and gasoil was hedged.

Market and book values of financial derivatives As at 31 December 2006 the financial derivates held had the following market and book values:

Financial derivatives			
Type of derivative in €m	Market values 31.12.2006	Book values as other assets 31.12.2006	Book values as other provisions 31.12.2006
Forward contracts to hedge foreign exchange movements	- 68	-	94
Corridor options to hedge foreign exchange movements	- 154	-	-
Corridor options to hedge fuel price movements	20	16	-
Hedging combinations to hedge fuel price movements	42	20	-
Interest rate swaps	- 19	-	-
Financial derivatives to acquire interests	- 260	-	260

The stated fair value of interest rate derivatives is the market value, which is calculated using appropriate financial mathematical procedures such as discounting expected future cash flows. The discounting factor incorporates market interest rates and the time to maturity of each instrument. Currency futures and swaps are valued individually at their respective forward rates and discounted to the reporting date based on the corresponding interest rate curve. The market prices of currency options and options used in fuel price hedging operations are calculated using recognised option pricing models.

As no publicly listed market prices in active markets exist for financial derivatives to acquire interests in companies, values were calculated with the aid of Monte Carlo simulation or using the discounted cash flow method.

Financial instruments used for financial assets The following market values and book values applied to financial instruments used for financial assets as of 31 December 2006:

Balance sheet items		
in €m	Market values 31.12.2006	Book values 31.12.2006
Loans to affiliated companies	363	379
Other loans	70	73

The lower market values result from the translation of foreign currency loans at the exchange rate on 31 December 2006.

Write-downs in accordance with Section 253 (2) Sentence 3 HGB were only undertaken where the exchange rate could be assumed to have fallen on a permanent basis (cf. Note 25).

Notes to Profit and Loss Accounts

16) Traffic revenue

Passenger traffic revenue by traffic region		
in €m	**2006**	2005
Europe	6,137	5,795
North America	2,853	2,524
Asia/Pacific	2,559	2,399
South America	355	361
Africa	455	425
Middle East	335	304
	12,694	**11,808**

Traffic revenue by flight type		
in €m	**2006**	2005
Scheduled	12,155	11,305
Charter	539	503
	12,694	**11,808**

17) Other revenue

Revenue by area of activity		
in €m	**2006**	2005
Ground services/in-flight sales	105	92
Travel services (commission)	127	127
Other	12	7
	244	**226**

63 per cent of other revenue was generated in Europe (previous year: 64 per cent).

18) Other operating income

Other operating income		
in €m	**2006**	2005
Income from write-back of special items with an equity portion	8	24
Proceeds from the sale of fixed assets	7	5
Exchange rate gains from foreign currency translation	238	301
Write-back of provisions	123	314
Redebiting of charges for computerised distribution systems	0	30
Revenue from redebiting of accounts payable	87	53
Services rendered for Group companies	66	62
Secondment of staff	43	47
Payments received for damages	26	10
Rental income	64	15
Earnings from the disposal of securities	17	-
Earnings from increased value of assets	74	7
Other operating income	245	221
	998	**1,089**

The write-back of special items with an equity portion involves the reflux effect – the pro rata annual write-back of the special item relating to aircraft.

19) Cost of materials and services

Cost of materials and services		
in €m	**2006**	2005
Aircraft fuel	2,767	2,244
Other costs of raw materials, supplies and goods purchased	65	60
Cost of services purchased	5,454	5,286
	8,286	**7,590**

20) Personnel expenses

Personnel expenses		
in €m	**2006**	2005
Wages and salaries	1,674	1,626
Social security, pension and support contributions	978	583
- of which for retirement pensions	(730)	(336)
	2,652	**2,209**

Average number of employees		
	2006	2005
Ground staff	15,352	15,142
Flight crews	17,256	16,724
Trainees	214	233
	32,822	**32,099**

21) Depreciation

Depreciation of intangible assets, aircraft and other tangible assets is detailed in the Statement of Fixed Asset Movements.

22) Other operating expenses

Other operating expenses		
in €m	**2006**	2005
Sales commission to agencies	491	524
Rent and maintenance	251	239
Expenditure on computerised distribution systems	262	259
Value adjustments/ Depreciation of current assets	19	252
Instalments paid for aircraft acquired under financial leases	29	41
Advertising and sales promotion	181	168
Exchange rate losses from foreign currency translation	316	296
Payment system expenses (especially credit card commissions)	127	113
Insurance for flight operations	46	48
Travel expenses	160	148
Audit, consulting and legal fees	45	52
Miscellaneous operating expenses	625	601
	2,552	**2,741**

23) Income from subsidiaries and associated companies

Income from subsidiaries and associated companies		
in €m	**2006**	2005
Income from profit transfer agreements with subsidiaries	686	784
Expenses due to transfer of losses	- 1	- 377
Income from equity investments	20	8
- of which from subsidiaries	(9)	(4)
	705	**415**

Income/expenses from profit/loss transfer agreements include subsidiaries' tax contributions/tax credits.

24) Net interest

Net interest				
in €m	**2006**	of which subsidiaries	2005	of which subsidiaries
Income from other securities and loans held as financial assets	79	66	106	95
Other interest and similar income	111	63	147	44
Interest and similar expenses	- 206	- 55	- 179	- 65
	- 16	**74**	**74**	**74**

25) Write-down of investments and securities held as current assets

Unscheduled write-downs totalling EUR 15m were made on a US dollar loan granted to LSG Service Holding AG, Kriftel, owing to a permanent fall in the foreign currency translation rate in accordance with Section 253 (2) Sentence 3 HGB.

26) Taxes

Taxes		
in €m	**2006**	2005
Taxes on income and earnings	124	8
Other taxes	32	28
	156	**36**

For the current financial year EUR 103m provisions for income taxes are stated in taxes on income and earnings. Capitalisation of the corporate income taxes credit amount had a counter effect that leads to a tax result of EUR 88m. The remaining amount is related to income taxes of previous years.

Other taxes of EUR 35m accounted for the current business year compared with tax reductions for the previous year of EUR 3m.

27) Supervisory Board and Executive Board

The members of the Supervisory Board and the Executive Board are listed on page 32f.

Executive Board The Nominating Committee of the Supervisory Board is responsible for fixing the remuneration of the Executive Board.

Executive Board remuneration consists of the following components:

- The basic remuneration is paid monthly as a salary.
- The variable remuneration (bonus) is based on the Lufthansa Group's operating result and on how it compares with the previous year. The Nominating Committee can award the Executive Board a discretionary bonus in years with poor operating results that are due to extraordinary external influences.
- Executive Board members are also entitled to participate in option programmes for senior executives that since 2006 have differed from the general programme for executives in having structured parameters of their own (Note 9).

Executive Board members earned the following remuneration in 2006:

Executive Board remunerations					
in €m	Basic remuneration	Bonus	Annual change under option programmes	Other*	**Total**
Wolfgang Mayrhuber	700,000	987,788	149,617	97,290	1,934,695
Stephan Gemkow (since 1.6.2006)	233,333	380,275	48,186	69,961	731,755
Dr. Karl-Ludwig Kley (until 31.5.2006)	208,333	231,875	(-)	7,802	448 010
Stefan Lauer	500,000	612,150	68,687	99,812	1,280,649
Total	**1,641,666**	**2,212,088**	**266,490**	**274,865**	**4,395,109**

* Other remuneration includes in particular cash-value benefits arising from the use of company cars, discount in connection with option programme issues, concessionary travel in accordance with the relevant IATA regulations and attendance fees and daily allowances for work on the supervisory boards of Lufthansa subsidiaries.

Executive Board members hold the following shares in the current option programmes:

Option programmes				
in €m	**Programme 2006**	Programme 2005	Programme 2004	Programme 2003
Wolfgang Mayrhuber	10,169	7,416	8,808	6,024
Stephan Gemkow (since 1.6.2006)	6,779	1,236	1,468	1,004
Stefan Lauer	6,779	3,090	2,936	1,609

The pro rata 2006 change in the market values of option programmes forms part of the overall remuneration of individual Board members and is shown in the remuneration table.

The total market value of the 2006 option programme at the time of issue was EUR 581,252 for Mr. Mayrhuber and EUR 387,502 each for Mr. Gemkow and Mr. Lauer.

Various contractual undertakings have been made to active Board members for when they retire.

Pensions and payments to surviving dependants were revised in the financial year 2006. For each Executive Board member a personal pension account has been set up with effect from 1 January 2006 into which Deutsche Lufthansa AG for the duration of their employment pays contributions amounting to 25 per cent of the contractually guaranteed annual salary and the bonus. Each contribution is converted into fund shares and credited to the pension account. In place of the pension entitlements arising from previous schemes the value of the previous pension entitlement as of 31 December 2005 was credit to the account as an initial contribution. The investment regulations governing the pension account are those on which the Lufthansa Pension Trust investment concept for Lufthansa employees is based.

If employment ends before an Executive Board member reaches retirement age, he or she retains the pension entitlement from the pension account, which is continued without further contributions. On reaching retirement age (65 or early retirement between 60 and 65) or in the event of disability the account holder will acquire a pension credit equivalent to the balance of the pension account at that time. Lufthansa guarantees a minimum payment equivalent to the contributions paid in. For Mr. Gemkow and Mr. Lauer a supplementary risk capital sum will add to the pension credit in the event of a claim for a disability pension or a pension for surviving dependants. This sum will consist of the average contributions paid into the pension account over the past three years multiplied, when a disability pension entitlement arises, by the number of full years by which the claimant is short of the age of 60.

In principle the pension credit is paid out in ten instalments. On application by the Executive Board member or his widow the pension credit will, subject to approval by the Company, be converted into a pension. On application by the Executive Board member or his surviving dependants a single payment or payment in fewer than ten instalments may also be made. That too is subject to approval by the Company.

The widow's pension is 60 per cent of the deceased's pension entitlement. If the Board member dies while in the Company's employment his widow will be paid his full salary until the end of the financial year for a period of at least six months.

Mr. Lauer is entitled to a transitional pension until he reaches the age of 60 provided he is over 55 or the term of his current contract extends beyond when he reaches the age of 55 and his services are not retained, but not for a serious reason for which he is responsible. His transitional pension entitlement amounts to 45 per cent of his fixed basic salary increasing by 3 percentage points up to a maximum of 60 per cent for each year of service commenced from 1 January 2007 as a full Board member of the Company.

Mr. Gemkow is entitled to a transitional pension until he reaches the age of 60 once he is 58 and his services are not retained, but not for a serious reason for which he is responsible. This entitlement, amounting to 30 per cent of his fixed basic salary, will take effect once Mr. Gemkow has served at least five years as a full Board member of Lufthansa AG or Lufthansa Cargo AG and has been reappointed by the Supervisory Board. From this time onward his entitlement will increase for each year of service commenced as a full Board member of Lufthansa AG by 3 percentage points to a maximum of 60 per cent of his basic salary.

Lufthansa AG pays outgoing Executive Board members 65 per cent of their last basic remuneration in compensation for the two-year period during which they are forbidden to compete. During this period any pension entitlements are dormant.

Pension commitments to former Executive Board members and their surviving dependants amount to EUR 31.5m. Current payments totalled EUR 3.5m.

Supervisory Board Supervisory Board remuneration in financial year 2006 consisted of TEUR 500 in fixed payments for Supervisory Board work at Deutsche Lufthansa AG. Variable remuneration totalled a further TEUR 1,125. Variable remuneration depends on the dividend paid in the financial year.

Other remuneration – mainly attendance fees – totalled TEUR 77. These figures include travel concessions in accordance with IATA regulations.

In 2006 Dr. Schlede was also paid a total of TEUR 32 for his consultancy services in connection with the integration of Swiss International Air Lines into the Lufthansa Group.

28) Distributable earnings

It is proposed to use the net profit for the year of EUR 321m to pay a dividend of EUR 0.70 per share.

29) Declaration of compliance as per Article 161 AktG

A declaration of compliance with the German Corporate Governance Code in accordance with Article 161 of the Stock Corporation Act (AktG) was issued by the Executive Board and the Supervisory Board and made available to shareholders.

30) Auditors' fees pursuant to section 319 (1) of the Commercial Code

The auditor's fees as per Section 319 (1) of the German Commercial Code (HGB) consist of the following:

- Audit	EUR 2.5m
- Other certification or valuation services	EUR 0.2m
- Tax advice	EUR 0.2m
- Other services	EUR 0.1m
	EUR 3.0m

Cologne, 19 February 2007
Deutsche Lufthansa Aktiengesellschaft

The Executive Board

Auditors' Report

We have audited the annual financial statements, consisting of the balance sheet, income statement and notes on the financial statements, and including the accounts and the management report of Deutsche Lufthansa Aktiengesellschaft, Cologne, for the financial year 1 January to 31 December 2006. The provisions of German commercial law and the further provisions of the Articles of Association state that the accounts and drawing up the annual financial statements and management report are the responsibility of the Company's Executive Board. Our task is to assess the annual financial statements, including the accounts, and the management report on the basis of our audit.

We have conducted our audit according to Section 317 of the German Commercial Code (HGB) and in accordance with the generally accepted standards for auditing financial statements laid down by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany). These standards require us to plan and carry out the audit in such a way that any inaccuracies and violations materially affecting the presentation of the net assets, financial and earnings position in the annual financial statements in compliance with generally accepted accounting standards and in the management report are detected with reasonable assurance. Our knowledge of the Company's business activities and its economic and legal environment and our expectations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting statements in the accounts, the annual financial statements and the management report are examined mainly on a test basis. The audit includes an assessment of the accounting principles applied and of fundamental estimates made by the Executive Board as well as an evaluation of the overall presentation of the annual financial statements and the management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the annual financial statements comply with statutory regulations and the further provisions of the Articles of Association and with due regard for generally accepted accounting standards convey a true and fair picture of the Company's net assets, financial and earnings position. The management report tallies with the annual financial statements and, on the whole, conveys a true and fair picture of the Company's position and accurately presents the opportunities and risks inherent in future developments.

Düsseldorf, 27 February 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Vogelpoth	Hübner
Auditor	Auditor

Supervisory Board and Executive Board

Supervisory Board

Dr. Wolfgang Röller
Honorary Chairman of the
Supervisory Board, Dresdner Bank AG
Honorary Chairman

Members of the Supervisory Board with voting rights

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber
Former Chairman of the Executive
Board Deutsche Lufthansa AG
Chairman

Frank Bsirske
Chairman of ver.di (trade union)
Employee representative
Deputy Chairman

Dr. Josef Ackermann
Chairman of the Management
Board and the Group Executive
Committee Deutsche Bank AG
(until 30 June 2006)

Dr. Clemens Börsig
Chairman of the Supervisory
Board Deutsche Bank AG
(since 1 July 2006)

Manfred Calsow
Business economist
Employee representative

Dr. Gerhard Cromme
Chairman of the Supervisory Board
ThyssenKrupp AG

Michael Diekmann
Chairman of the Board of
Management Allianz AG

Dipl.-Vwt. Jürgen Erwert
Administrative staff member
Employee representative

Robert Haller
Administrative staff member
Employee representative

Ulrich Hartmann
Chairman of the Supervisory
Board E.ON AG

Steffen Kühhirt
Trade union secretary ver.di
Employee representative

Dr. Otto Graf Lambsdorff
Lawyer
Honorary President of
Deutsche Schutzvereinigung
für Wertpapierbesitz e.V.

Willi Rörig
Administrative staff member
Employee representative

Dr. Klaus G. Schlede
Former Deputy Chairman
of the Executive Board
Deutsche Lufthansa AG

Werner Schmidt
Chairman of the Executive Board
Bayerische Landesbank

Thomas von Sturm
Captain
Employee representative

Mirco A. Vorwerk
Purser, Chairman of UFO
(trade union)
Employee representative

Patricia Windaus
Flight attendant
Employee representative

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors'
Committee
Henkel KGaA

Dr. Michael Wollstadt
Administrative staff member
Employee representative

Dr. Klaus Zumwinkel
Chairman of the Board of
Management
Deutsche Post AG

Supervisory Board Committees

Nominating Committee
Dipl.-Ing. Dr. Ing. E.h.
Jürgen Weber (Chairman)
Frank Bsirske Deputy Chairman)
Michael Diekmann
Mirco A. Vorwerk

Audit Committee
Dr. Klaus G. Schlede (Chairman)
Manfred Calsow
Ulrich Hartmann
Dr. Michael Wollstadt

Arbitration Committee pursuant to section 27 (3) of the code termination act
Dipl.-Ing. Dr. Ing. E.h.
Jürgen Weber (Chairman)
Frank Bsirske (Deputy Chairman)
Michael Diekmann
Willi Rörig

Executive Board

Wolfgang Mayrhuber
Chairman of the Executive Board
and Chief Executive Officer

Stephan Gemkow
Member of the Executive Board
Chief Financial Officer
(from 1 June 2006)

Dr. Karl-Ludwig Kley
Member of the Executive Board
Chief Financial Officer
(until 31 May 2006)

Stefan Lauer
Member of the Executive Board
Chief Executive Aviation Services
and Human Resources Supervisory
Board

Other mandates of the Supervisory Board members of Deutsche Lufthansa AG

Status: 31 December 2006

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

a) Allianz Lebensversicherungs-AG
Bayer AG
Deutsche Bank AG
Deutsche Mail AG (Chairman of the Supervisory Board)
Voith AG
Willy Bogner GmbH & Co. KGaA

b) LP Holding GmbH (Chairman of the Supervisory Board)
Tetra Laval Group, Switzerland

Frank Bsirske

a) DAWAG - Deutsche Angestellten-Wohnungsbau AG
IBM Holding GmbH (Deputy Chairman of the Supervisory Board)
RWE AG (Deputy Chairman of the Supervisory Board)

Dr. Josef Ackermann

(Status at time of retiring from Lufthansa Supervisory Board on 30.6.2006)

a) Bayer AG
Linde AG (until 30.6.2006)
Siemens AG

Dr. Clemens Börsig

a) Deutsche Bank AG (Chairman of the Supervisory Board)
Heidelberger Druckmaschinen AG
Linde AG

b) Foreign & Colonial Eurotrust plc., London (Board of Directors)

Dr. Gerhard Cromme

a) Allianz SE
Axel Springer AG
E.ON AG
Siemens AG
ThyssenKrupp AG (Chairman of the Supervisory Board)

b) BNP Paribas S.A., France
Compagnie de Saint-Gobain, France
Suez S.A., France

Michael Diekmann

a) Allianz Deutschland AG [1] (Chairman of the Supervisory Board)
Allianz Global Investors AG [1] (Chairman of the Supervisory Board)
BASF AG
Dresdner Bank AG [1] (Chairman of the Supervisory Board)
Linde AG (Deputy Chairman of the Supervisory Board)

b) Assurances Générales de France [1] (Vice President)
Riunione Adriatica di Sicurtà S.p.A. [1] (Vice President)

Ulrich Hartmann

a) Deutsche Bank AG
E.ON AG (Chairman of the Supervisory Board)
Hochtief AG
IKB Deutsche Industriebank AG (Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG

b) Henkel KGaA (Proprietors' Committee)

Steffen Kühhirt

a) LSG Sky Chefs Deutschland GmbH [2] (Deputy Chairman of the Supervisory Board)

Dr. Otto Graf Lambsdorff

a) HSBC Trinkaus & Burkhardt KGaA
IVECO Magirus AG (Deputy Chairman of the Supervisory Board)

Willi Rörig

a) Lufthansa Cargo AG [2] (Deputy Chairman of the Supervisory Board)

Dr. Klaus G. Schlede

a) Deutsche Postbank AG [4]
Deutsche Telekom AG

b) Swiss International Air Lines AG (Board of Directors)

Werner Schmidt

a) Deutsche Kreditbank AG [3]
Drees & Sommer AG (Deputy Chairman of the Supervisory Board)
Herrenknecht AG (Deputy Chairman of the Supervisory Board)
Jenoptik AG
Wieland-Werke AG

b) Banque LBLux S.A. [3] (Chairman of the Board of Directors)
DekaBank Deutsche Girozentrale (Board of Directors)
Landesbank Saar Girozentrale [3] (Deputy Chairman of the Board of Directors)
LB (Swiss) Privatbank AG, Zürich [3] (Chairman of the Board of Directors)
MKB Magyar Külkereskedelmi Bank rt., Budapest [3] (Chairman of the Supervisory Board)

Dr. Hans-Dietrich Winkhaus

a) BMW AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG (Chairman of the Supervisory Board)

b) Henkel KGaA (Proprietors' Committee)

Dr. Klaus Zumwinkel

a) Deutsche Postbank AG [4] (Chairman of the Supervisory Board)
Deutsche Telekom AG (Chairman of the Supervisory Board)
KarstadtQuelle AG

b) Morgan Stanley, USA (Board of Directors)

Mandates of the Executive Board of Deutsche Lufthansa AG

Status: 31 December 2006

Wolfgang Mayrhuber

a) BMW AG
Eurowings Luftverkehrs AG[2]
Fraport AG
LSG Lufthansa Service Holding AG[2]
Lufthansa Cargo AG[2] (Chairman of the Supervisory Board until 28.2.2007)
Lufthansa Technik AG[2]
Münchener Rückversicherungs-Gesellschaft AG
Thomas Cook AG
(Deputy Chairman of the Supervisory Board)

b) HEICO Corp., Florida (Board of Directors)
Swiss International Air Lines AG (Board of Directors)

Stephan Gemkow

a) Delvag Luftfahrtversicherungs-AG[2] (Chairman of the Supervisory Board)
LSG Lufthansa Service Holding AG[2]
Lufthansa AirPlus Servicekarten GmbH[2] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[2]
Lufthansa Technik AG[2]
Thomas Cook AG

b) Amadeus Global IT Group S. A. (Board of Directors)
WAM Acquisition S.A. (Board of Directors)
WAM Portfolio S.A. (Board of Directors)

Dr. Karl-Ludwig Kley
(Status at time of retiring from Lufthansa Executive Board on 31.5.2006)

a) LSG Lufthansa Service Holding AG[2] (until 31.5.2006)
Lufthansa Cargo AG[2] (until 31.5.2006)
Lufthansa Technik AG[2] (until 31.5.2006)
MAN AG
Merck KGaA
Thomas Cook AG (until 31.5.2006)
Vattenfall Europe AG

Stefan Lauer

a) LSG Lufthansa Service Holding AG[2] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[2] (from 15.1.2007) (Chairman of the Supervisory Board from 28.2.2007)
Lufthansa Flight Training GmbH[2] (Chairman of the Supervisory Board)
Lufthansa Systems Group AG[2] (Chairman of the Supervisory Board)
Lufthansa Technik AG[2] (Chairman of the Supervisory Board)

b) Aerologic GmbH (Board of Directors)
AMECO Corp., Beijing (Deputy Chairman of the Board of Directors)
E.ON Academy GmbH (Supervisory Board)
ESMT European School of Management and Technology GmbH (Supervisory Board)
Landesbank Hessen-Thüringen Girozentrale (Board of Directors)

a) Membership of supervisory boards required by law.
b) Membership of comparable supervisory bodies at companies in Germany and abroad.

[1] Company in which Allianz SE has a controlling interest.
[2] Company in which Deutsche Lufthansa AG has a controlling interest.
[3] Company in which Bayerische Landesbank has a controlling interest.
[4] Company in which Deutsche Post AG has a controlling interest.

Credits

Published by
Deutsche Lufthansa AG, Von-Gablenz-Str. 2–6, 50679 Cologne
Entered in the Commercial Register of Cologne District Court under HRB 2168

Ordering
You can order the annual and interim reports in German or English
via our website – www.lufthansa-financials.com – or from:
Deutsche Lufthansa AG, FRA IR
LAC, Room C6.800, Airportring
60546 Frankfurt/Main
Phone: +49 (0) 69 696-28 00 8
Fax: +49 (0) 69 696-90 99 0
Email: cgnirsek@dlh.de

For further information please contact
Frank Hülsmann
Lufthansa Aviation Center, Airportring,
60546 Frankfurt/Main
Phone: +49 (0) 69 696-2 80 01
Fax: +49 (0) 69 696-9 09 90
Email: investor.relations@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Aviation Center, Airportring,
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69 696-2 80 02, -64 70 or -9 09 97
Fax: +49 (0) 69 696-9 09 90
Email: investor.relations@dlh.de

For full, up-to-date information on Lufthansa's business performance,
including the Group annual report and interim reports, see our website:
http://www.lufthansa-financials.com

Disclaimer in respect of forward-looking statements

Information published in the Financial Statements 2006 with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. Its purpose is exclusively informational identified by the use of such cautionary terms as "believe", "expect", "forecast", "intend", "project", "plan", "estimate" or "intend". These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication.

Since forward-looking statements are by their nature subject to uncertainties and imponderable risk factors – such as changes in underlying economic conditions – and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. Accordingly, it neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

www.lufthansa.com
www.lufthansa-financials.com
http://responsibility.lufthansa.com



Lufthansa Investor Relations

Monthly Report 04/2007

- Investor Info
- Traffic Figures

Investor Info

Capacity utilisation in April 2007 compared with previous year


80
75
70
% 65
60
55
50
74.6
75.5
66.6
68.3
71.3
72.0
2006
2007
Seat LF
Cargo LF
Group LF

Further increase in passenger numbers and capacity utilisation
The previous months' positive trend continued in April 2007. More than 4.6 million passengers (+4.6 per cent) were welcomed on board of Lufthansa flights. Capacity was increased by 5.0 per cent, while sales were up by 6.2 per cent. The passenger load factor rose accordingly - by nearly one percentage point to 75.5 per cent.

Passenger numbers rose in all traffic regions. In Europe, 4.4 per cent more passengers flew with Lufthansa than in April 2006. The 5.5 per cent increase in available capacity sold out in full, with demand 7.3 per cent higher. The passenger load factor showed a corresponding gain, rising by 1.2 percentage points to 67.7 per cent.

In the Americas traffic region, capacity was expanded by 7.5 per cent with the start of the summer season. The number of passengers rose by 6.9 per cent. With demand up 7.3 per cent, this additional capacity was taken up by the market, leading to a passenger load factor of 78.4 per cent (-0.2 pp).

The Asia/Pacific traffic region experienced a passenger load factor improvement by 0.9 percentage points to 80.8 per cent. Lufthansa lifted available capacity by 4.6 per cent, while sales were up by 5.7 per cent.

The Middle East/Africa traffic region also reported an improvement in capacity utilisation. Market-oriented capacity adjustments led to a 3.9 percentage point passenger load factor boost to 74.6 per cent.

Lufthansa Cargo carried 0.7 per cent more freight and mail than last year. Capacity was reduced by 2.1 per cent. Sales rose slightly by 0.4 per cent. Further capacity was transferred from the Asia/Pacific region to the Americas and the load factor was improved in both traffic regions. Across all traffic regions the cargo load factor rose by 1.7 percentage points to 68.3 per cent.

The Group's overall cargo load factor rose by 0.7 percentage points to 72.0 per cent.

Lufthansa reinforces its regional fleet
In its meeting on 17 April 2007, the Deutsche Lufthansa AG Supervisory Board approved orders for 45

short-haul aircraft. From the end of 2008 Lufthansa will take delivery of 30 regional jets of the Embraer 190 family and 15 regional jets of the Bombardier CRJ900 family.

Lufthansa wins Best European Airline award
Lufthansa came first in the travel magazine Clever Reisen's comparison of the products on offer by 12 network airlines. Categories evaluated included departure airports in Germany, route network, fares, legroom, age of fleet and alliance membership.

Lufthansa Cargo wins awards
Lufthansa Cargo is the world's first IOSA-registered cargo airline and thereby leads the way in flight safety standards. In addition, logistics magazines named the Lufthansa freight airline the best air cargo carrier in Europe.

Lufthansa Technik signs contract with Virgin America
For the new start-up airline Virgin America Lufthansa Technik is handling not only maintenance support but also, for the first time for an airline customer, the new "Total Material Operations" service to supply the airline with spare parts and consumables. The ten-year contract has a volume of more than USD 250m.

Lufthansa Systems acquires new customer in Russia
Lufthansa Systems is supporting Russia's largest freight airline AirBridgeCargo Airlines with IT solutions to optimise its network planning. In the future they will enable the airline to react faster to flight schedule changes made at short notice, to improve aircraft performance and to achieve lasting cost savings.

LSG Sky Chefs renews catering contracts
LSG Sky Chefs is extending its partnership with US Airways at 12 key locations in Europe. For American Airlines LSG Sky Chefs also clinched supplies for about 200,000 flights a year and renewed cooperation at several locations in the United States.

Proportion of foreign shareholders exceeds 45 per cent
The proportion of Deutsche Lufthansa AG share capital held by foreign shareholders in the run-up to the Annual General Meeting amounted to 45.75 per cent (as of 16 April 2007).

Lufthansa Annual General Meeting 2007
The Annual General Meeting approved on 18 April a dividend of EUR 0.70 per share. Attendance at 54.14 per cent was well up on the previous year's 36.34 per cent. For resolutions and voting results visit **www.lufthansa-financials.com**.

The **next Investor Info** with the traffic figures for May will be published on 12 June 2007.

top

Traffic Figures

Lufthansa Passenger Airlines*	April 2007	Yoy %	Cumulative	Yoy %
Passengers in 1,000	4,635	+ 4.6	16,956	+ 7.0
Available seat-kilometres (mio)	12,722	+ 5.0	47,719	+ 4.6
Revenue pax-kilometres (mio)	9,599	+ 6.2	35,713	+ 7.9
Passenger load-factor (%)	75.5	+ 0.9P.	74.8	+ 2.2P.
Number of Flights	54,097	+ 4.8	211,871	+ 4.8

Lufthansa Cargo AG	April 2007	Yoy %	Cumulative	Yoy %
Cargo/mail in 1,000 tonnes	147	+ 0.7	574	+ 3.2
Available Cargo tonne-km (mio)	993	- 2.1	3,851	+ 1.8
Revenue Cargo tonne-km (mio)	679	+ 0.4	2,654	+ 3.4
Cargo load-factor (%)	68.3	+ 1.7P.	68.9	+ 1.1P.

Number of Flights	1,643	- 19.8	6,847	- 12.9

Lufthansa Group	**April 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Available tonne-kilometres (mio)	2,286	+ 2.6	8,641	+ 3.6
Revenue tonne-kilometres (mio)	1,645	+ 3.7	6,251	+ 5.9
Overall load factor (%)	72.0	+ 0.7P.	72.3	+ 1.5P.
Number of Flights	55,740	+ 3.9	218,718	+ 4.1

Traffic regions

Europe (incl. Germany)	**April 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	3,602	+ 4.4	13,111	+ 7.0
Available seat-kilometers (mio)	3,919	+ 5.5	15,054	+ 9.2
Revenue pax-kilometers (mio)	2,653	+ 7.3	9,486	+ 11.3
Passenger load-factor (%)	67.7	+ 1.2P.	63.0	+ 1.2P.
Cargo/mail in 1,000 tonnes	59	+ 0.0	236	+ 1.9
Available Cargo tonne-km (mio)	98	- 2.7	390	+ 1.9
Revenue Cargo tonne-km (mio)	42	- 2.0	171	+ 2.6
Cargo load-factor (%)	42.3	+ 0.3P.	43.7	+ 0.3P.

America (North and South)	**April 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	530	+ 6.9	1,804	+ 7.9
Available seat-kilometers (mio)	4,684	+ 7.5	15,950	+ 3.6
Revenue pax-kilometers (mio)	3,672	+ 7.3	12,859	+ 7.1
Passenger load-factor (%)	78.4	- 0.2P.	80.6	+ 2.6P.
Cargo/mail in 1,000 tonnes	39	+ 1.5	152	+ 7.9
Available Cargo tonne-km (mio)	373	+ 3.9	1,427	+ 9.6
Revenue Cargo tonne-km (mio)	265	+ 5.6	1,043	+ 11.2
Cargo load-factor (%)	71.0	+ 1.1P.	73.1	+ 1.0P.

Asia/Pacific	**April 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	345	+ 5.4	1,373	+ 6.9
Available seat-kilometers (mio)	3,280	+ 4.6	12,766	+ 2.0
Revenue pax-kilometers (mio)	2,649	+ 5.7	10,459	+ 6.1
Passenger load-factor (%)	80.8	+ 0.9P.	81.9	+ 3.2P.
Cargo/mail in 1,000 tonnes	40	+ 2.6	150	+ 1.8
Available Cargo tonne-km (mio)	448	- 5.3	1,698	- 3.5

Revenue Cargo tonne-km (mio)	329	- 1.8	1,242	- 1.5
Cargo load-factor (%)	73.5	+ 2.6P.	73.2	+ 1.5P.

Middle East and Africa	**April 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	157	+ 1.1	664	+ 6.4
Available seat-kilometers (mio)	837	- 7.4	3,907	+ 1.0
Revenue pax-kilometers (mio)	624	- 2.2	2,880	+ 6.4
Passenger load-factor (%)	74.6	+ 3.9P.	73.7	+ 3.7P.
Cargo/mail in 1,000 tonnes	8	- 7.5	36	- 1.9
Available Cargo tonne-km (mio)	74	- 9.4	335	- 1.1
Revenue Cargo tonne-km (mio)	43	- 9.7	198	- 1.3
Cargo load-factor (%)	57.5	- 0.2P.	59.0	- 0.1P.

* Deutsche Lufthansa AG + Lufthansa Regional

Deutsche Lufthansa AG - Investor Relations
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

9 May 2007



Lufthansa improves operating result in the first quarter by EUR 111m to EUR 36m

26.04.2007

Exceptional earnings increase Group result to 554 million euros

Lufthansa continues to climb and records further distinct increases in traffic figures and results in an improved economic environment during the first quarter. At 36 million euros, the Lufthansa Group recorded a positive first-quarter operating result for the first time after four years. "The figures speak for themselves", said Lufthansa Chairman and CEO Wolfgang Mayrhuber, when presenting the quarterly figures. "The Group is doing well and will continue to maintain our successful course. The success of the company is based on the strong customer orientation of all our staff, successful cost management and the company's solid financial structure."

Amidst hard-fought competition, the business segment Passenger Transportation made a considerable contribution to the improvement of the result. Decisive factors were the positive development in the traffic region Europe, the expansion of the route network and the successful marketing of the betterFly fares. The high demand in intercontinental traffic and for premium products also played a role in Lufthansa's good performance during the first three months of the year. "Our course is clear: we want to continue to grow in profitability. This is why we recently ordered 45 of the most modern aircraft in the world for the expansion and modernization of our regional fleet. We want to continue to convince through quality and performance and also in future justify the confidence of our customers," said Wolfgang Mayrhuber and added that Lufthansa will continue to offer attractive prices coupled with the highest quality.

The Group result in the first quarter rose to 554 million euros. Mayrhuber explained "the company is focussed and has continued to maintain its clear orientation towards the core competences." The agreement that was concluded with KarstadtQuelle AG in December 2006, concerning the sale of Thomas Cook AG, came into effect during the first quarter. The Lufthansa Group achieved a profit of 499 million euros from the sale of its shares in Thomas Cook.

For the 2007 business year Lufthansa expects an operating result that will be higher than that of the previous year. The Group has targeted an operating result of one billion euros and the Lufthansa Chairman went on to add that, "if the current positive framework conditions remain intact, then we will already succeed in achieving this figure in 2007."

First-quarter figures 2007

During the first three months of the year, Lufthansa Group revenues rose to 4.7 billion euros, equivalent to a year-on-year rise of 5.6 per cent. Traffic revenue was up by 6.1 per cent to 3.6 billion euros thanks to the expansion of sales and the stable average revenue in the business segment, Passenger Transportation.

The rise of operating expenses by 3.8 per cent to 5.0 billion euros was disproportionately lower than the increase in revenues. Aside from the higher expenditure on technology, the rise in expenses can principally be attributed to increased charges due to the greater volume of short haul traffic. The Group's fuel costs remained on the same level as the previous year at 752 million euros.

The first-quarter operating result improved by 111 million euros to 36 million euros. The Group result is 554 million euros, compared to -98 million euros during the same period last year. This includes the profit of 499 million euros from the sale of the shares in Thomas Cook AG.

Lufthansa's capital expenditure during the term totalled 470 million euros, of which 357 million euros were spent on the expansion and modernization of the fleet. The cash flow from operating activities amounted to 529 million euros. Net liquidity stood at 162 million euros at the close of the first quarter. This does not include the payment for the sold shares in Thomas Cook that occurred in April.



		1. Quarter 2007	1. Quarter 2006	Changes
Revenue	Mio. €	4,696	4,446	+ 5.6 %
of which traffic revenue	Mio. €	3,568	3,364	+ 6.1 %
Profit from operating activities	Mio. €	56	- 46	+ 102 Mio. €
Group result	Mio. €	554	- 98	+ 652 Mio. €
Operating result	Mio. €	36	- 75	+ 111 Mio. €
Capital expenditure	Mio. €	470	612	- 23.2 %
Cash flow	Mio. €	529	290	+ 82.4 %
Employees (as of 31 March 2007)		95,696	92,616	+ 3.3 %
Earnings per share	€	1,21	- 0,21	+ 1.42 €

Deutsche Lufthansa AG
Konzernkommunikation
http://media.lufthansa.com

Disclaimer in respect of forward-looking statements
Information published in this press release with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication. Since forward-looking statements are by their very nature subject to uncertainties and imponderable risk factors - such as changes in underlying economic conditions - and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. It neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

Announcement

DGAP Total voting rights announcement: Deutsche Lufthansa AG
Total voting rights announcement

Deutsche Lufthansa AG: Release according to article 26a, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

26.04.2007
Release of a Total voting rights announcement according to article 26a WpHG transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Deutsche Lufthansa AG hereby announces that at the end of the month April 2007 the number of voting rights amounts to a total of 457937572 voting rights.
The change of total voting rights is effective as of April 05, 2007 .

End of Total voting rights announcement DGAP regulatory service

---

Language:	English
Issuer:	Deutsche Lufthansa AG Von-Gablenz-Str. 2-6 50679 Köln Deutschland
www:	www.lufthansa-financials.de

End of news DGAP regulatory service

End of news
DGAP regulatory service

Lufthansa raises operating result by EUR 111m to EUR 36m in the first quarter of 2007 and achieves a net profit for the period of EUR 554m.

25.04.2007

Ad-hoc Release pursuant to § 15 of the Securities Trading Act (WpHG)

Lufthansa increased revenue to EUR 4.7bn (previous year: EUR 4.4bn) and achieved an operating result of EUR 36m (previous year: EUR -75m) in the first quarter of 2007. Net profit rose to EUR 554m (previous year: EUR -98m). In addition to a pleasing course of business, a gain of EUR 499m from the sale of the 50% stake in Thomas Cook AG and a EUR 36m profit of SWISS International Airlines attributable to Lufthansa contributed to the good result. The full consolidation of SWISS is now expected to take place at the beginning of the third quarter of 2007.

Lufthansa will publish further information and the complete interim report on 26 April 2007. The data will be available online at **www.lufthansa-financials.com** from 08:30 CEST.

1st Interim Report January-March 2007

Overview



Lufthansa

Analysts' Call January-March 2007





Stephan Gemkow
Member of the Executive Board and CFO
Deutsche Lufthansa AG

Frankfurt, 26 April 2007

Key figures of the Lufthansa Group Q1 2007

	Q1 2007	Change vs. Q1 2006
Revenue	4,696 m €	+ 5.6 %
Traffic revenue	3,568 m €	+ 6.1 %
Operating Profit	36 m €	+ 111 m €
EBIT	161 m €	+ 171 m €
Net profit for the period	554 m €	+ 652 m €
Cashflow	529 m €	+ 82 %
Capex	470 m €	- 23 %
		change vs. Dec. 31, 2006
Net liquidity (incl. longterm liquid reserves)	162 m €	+ 60 %
Equity ratio	26.4 %	+ 1.2 %P.
Market cap (March 31st)	9,309 m €	- 2.5 %

Group revenue by business segments

Q1 2007 vs. Q1 2006



Catering (9%)
IT Services (1%)
MRO (11%)
Logistics (14%)
Passenger-
Transportation (65%)



in m€
Passenger
Transportation
3045
2788
Logistics
635
675
MRO
527
509
IT Services
63
65
Catering
426
409
0
1000
2000
3000
4000
Q1 2006
Q1 2007

Parameters of Group traffic revenue development

Q1 2007 vs. Q1 2006



in m€
3,364
93
+/- 0
Consolidation
+ 251
Volume
- 104
Currency
+ 57
Price
3,568
105
Traffic revenue Q1 2006
thereof Germanwings
Traffic revenue Q1 2007

Lufthansa Passenger Airlines increased traffic revenues in all regions

Development of traffic regions Q1 2007 vs. Q1 2006*



Americas

Traffic revenue	+ 11.4%
ASK	+ 2.0%
RPK	+ 6.9%
SLF	+ 3.7%P
Yield (p.RPK)	+ 4.0%

Europe

Traffic revenue	+ 7.3%
ASK	+ 10.6%
RPK	+ 12.8%
SLF	+ 1.2%P
Yield (p.RPK)	- 4.8%

Asia/Pacific

Traffic revenue	+ 7.7%
ASK	+ 1.1%
RPK	+ 6.2%
SLF	+ 4.0%P
Yield (p.RPK)	+ 1.2%

Middle East/Africa

Traffic revenue	+ 8.4%
ASK	+ 3.5%
RPK	+ 9.0%
SLF	+ 3.8%P
Yield (p.RPK)	-0.4%

Total

Traffic revenue	+ 8.5%
ASK	+ 4.6%
RPK	+ 8.5%
SLF	+ 2.6%P
Yield (p.RPK)	-0.1%

*Lufthansa and regional partners; Change yoy

Development of expenses

Q1 2007 vs. Q1 2006

	in m€
Cost of material	2,502
Staff costs	1,273
Depreciation and amortisation	269
Other operating expenses	965
Total	5,009



4.1
4.6
1.8
1.7
5.1
5.9
2.9
4.1
3.3
3.8
0
2
4
6
8
in %
Group Q1 2007
Group as of Q1 2006

Operating result
Q1 2007 vs. Q1 2006

in m€	Q1 2007	Q1 2006	Change
Result from operating activities	**+ 56**	**- 46**	**+ 102**
– Net book gains assets/fin. investments	- 11	- 1	- 10
thereof aircraft disposals	- 4	- 3	- 1
thereof others	- 7	+ 2	- 9
– Valuation from non-current borrowings	0	- 3	+ 3
– Income from reversal of provisions	- 9	- 25	+ 16
Operating result	**+ 36**	**- 75**	**+ 111**

Operating result per segment

Q1 2007 vs. Q1 2006



in m€
Passenger Transportation
Logistic
MRO
IT Services
Catering
-41
-113
6
11
60
58
4
9
1
-9
Q1 2006
Q1 2007
-150
-100
-50
0
50
100

Operating result per segment

Q1 2007 vs. Q1 2006

in m€



Passenger Transportation
Logistic
MRO
IT Services
Catering



-41
-113
6
11
60
58
4
9
1
-9
■ Q1 2006 □ Q1 2007
-150
-100
-50
0
50
100

EBIT and EBITDA

Q1 2007 vs. Q1 2006

in m€	Q1 2007	Q1 2006	Change
Result from operating activities	+ 56	- 46	+ 102
Income from subsidiaries, joint ventures and associates	+ 91	+ 27	+ 64
Other financial items	+ 14	+ 9	+ 5
EBIT	+ 161	- 10	+ 171
Depreciation	+ 269	+ 254	+ 15
Write-downs of financial items	+ 6	+ 6	0
EBITDA	+ 436	+ 250	+ 186

Financial result and net profit

Q1 2007 vs. Q1 2006

in m€	Q1 2007	Q1 2006	Change
Result from operating activities	**+ 56**	**- 46**	**+ 102**
Income from subsidiaries, joint ventures and associates	+ 91	+ 27	+ 64
Balance of net interest	- 57	- 71	+ 14
Other financial items	+ 14	+ 9	+ 5
Financial result	**+ 48**	**- 35**	**+ 83**
Income taxes	- 10	+ 30	- 40
Result of discontinued op. (Leisure Travel)	+ 499	- 44	+ 543
Result attributable to minorities	- 39	- 3	- 36
Net profit	**+ 554**	**- 98**	**+ 652**

Cash flow from operating activities

Q1 2007 vs. Q1 2006

in m€	Q1 2007	Q1 2006	Change
Result before income taxes	**+ 104**	**- 81**	**+ 185**
Depreciation and amortisation	+ 287	+ 290	- 3
Results from fixed asset disposal	- 2	- 5	+ 3
Results from at equity valuation	- 91	- 9	- 82
Income taxes	- 115	+ 2	- 117
Others	+ 346	+ 93	+ 253
Cash flow from operating activities	**+ 529**	**+ 290**	**+ 239**
Capex	**+ 470**	**+ 612**	**- 142**

Open Skies: First step into the right direction

Steps of liberalisation by Open Skies

- EU carriers allowed to fly from any point (Europe-USA)
  no limitations for codeshare
- Lifting of access restrictions London Heathrow-USA
- Unlimited 5th freedom right (international beyond traffic)
- Switzerland is part of this deal
- Practically no easing of ownership limitations

Consequences for Lufthansa

- Codeshare and direct services of EU carriers from Germany possible
- Codeshare and LH direct services from other EU-countries possible
- New bottleneck: slots instead of traffic rights (appreciation and/or strategic utilisation of BMI slots at London-Heathrow by LH)
- Onward flights beyond USA possible
- Transatlantic take-overs remain difficult, but complicated US-recognition of traffic rights for European mergers is dropped

The role of air traffic in the current climate debate is widely exaggerated

Global Greenhouse Gas Emissions


Air Traffic; 1.6%
other Transportation; 11.9 %
Electricity and Heat; 24.6%
other Fuel Combustion; 9.0%
Industry; 10.4%
Fugative Emissions; 3.9%
Industrial Processes; 3.4%
Land Use Change; 18.2%
Agriculture; 13.5%
Waste; 3.6%

Source: World Resources Institute

Lufthansa pursues a four pillar strategy for climate protection

A „Single Sky“ in Europe would be substantial contribution for climate protection

Four pillars for climate protection

1. **Technological progress**
   - e.g. engines, alternative fuels
2. **Improved infrastructure**
   - use of air space, air traffic control, airport infrastructure
3. **Operational measures**
   - aircraft utilisation, flight routes and speed
4. **Economic instruments**
   - Global trade of emission rights

Efficiency potential in airspace management

		Europe	USA
Airspace	mkm^2	10.5	9.8
ATC providers	number	47	1
Air traffic control centers	number	58	21
System softwares	number	22	1
Programming languages	number	30	1
Flights*	millions	9	18
ATC costs per flight*	€	742	386

*as of 2004

Fuel will remain a major cost driver for the Group

(Snapshot March 30th, 2007: spot price 68.10 USD/bbl)

Fuel expenses LH Group (after hedging) in €bn



5.0
4.8
4.6
4.4
4.2
4.0
3.8
3.6
3.4
3.2
3.0
2.8
2.6
2.4
2.2
LH-Group
SWISS
2.6
3.4
4.1
0.6
3.5
2005
2006
2007e
sensitivities
4.5 (+9%)
82 USD/bbl (+20%)
4.3 (+5%)
75 USD/bbl (+10%)
3.8 (-6%)
61 USD/bbl (-10%)
3.6 (-13%)
54 USD/bbl (-20%)

Fuel hedge scenario Lufthansa Group 2007

Status April 2007



market price
LH-price 2007
in USD/bbl
103
98
93
88
83
78
73
68
63
58
53
48
43
38
33
28
28 33 38 43 48 53 58 63 68 73 78 83 88 93 98 103
in USD/bbl

Average Hedging position



in %
100
90
80
70
60
50
40
Q3 2007
Q4 2007
Q1 2008
Q2 2008

Outlook
Operating result


in m€
1000
900
800
700
600
500
400
300
200
100
0
28
718
36
383
577
845
2001
2002
2003
2004
2005
2006
2007

Status: April 26th, 2007

Disclaimer

This presentation is for informational purposes only, contains preliminary financial and other information about Lufthansa and is subject to updating, revision, amendment and completion. This presentation does not and is not intended to constitute or contain any offer of securities for sale or a solicitation of an offer to purchase any securities of Deutsche Lufthansa AG or any other company and neither this presentation nor anything contained herein shall form the basis of any contract or commitment.

Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements or trend information that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements. Lufthansa assumes no obligation to update any such statements or any other information contained herein.

END